                                                                Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                             REGISTRATION STATEMENT

                                   TO FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          ----------------------------



                        NATIONWIDE VLI SEPARATE ACCOUNT-4


                              (EXACT NAME OF TRUST)



                          ----------------------------


                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               GORDON E. MCCUTCHAN
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------


        Title and amount of securities being registered: Flexible premium variable universal life insurance policies. Such policies are not issued in predetermined amounts or units.

        The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940.

        Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

[ ] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

1................................................................Nationwide Life Insurance Company
                                                                 The Variable Account
2................................................................Nationwide Life Insurance Company
3................................................................Custodian of Assets
4................................................................Distribution of The Policies
5................................................................The Variable Account
6................................................................Not Applicable
7................................................................Not Applicable
8................................................................Not Applicable
9................................................................Legal Proceedings
10...............................................................Information About The Policies; How
                                                                 The Cash Value Varies; Right to
                                                                 Exchange for a Fixed Benefit Policy;
                                                                 Reinstatement; Other Policy
                                                                 Provisions
11...............................................................Investments of The Variable
                                                                 Account
12...............................................................The Variable Account
13...............................................................Policy Charges
                                                                 Reinstatement
14...............................................................Underwriting and Issuance -
                                                                 Premium Payments
                                                                 Minimum Requirements for
                                                                 Issuance of a Policy
15...............................................................Investments of the Variable
                                                                 Account; Premium Payments
16...............................................................Underwriting and Issuance -
                                                                 Allocation of Cash Value
17...............................................................Surrendering The Policy for Cash
18...............................................................Reinvestment
19...............................................................Not Applicable
20...............................................................Not Applicable
21...............................................................Policy Loans
22...............................................................Not Applicable
23...............................................................Not Applicable
24...............................................................Not Applicable
25...............................................................Nationwide Life Insurance Company
26...............................................................Not Applicable
27...............................................................Nationwide Life Insurance Company
28...............................................................Company Management
29...............................................................Company Management
30...............................................................Not Applicable
31...............................................................Not Applicable
32...............................................................Not Applicable
33...............................................................Not Applicable
34...............................................................Not Applicable
35...............................................................Nationwide Life Insurance Company
36...............................................................Not Applicable
37...............................................................Not Applicable
38...............................................................Distribution of The Policies
39...............................................................Distribution of The Policies
40...............................................................Not Applicable
41(a)............................................................Distribution of The Policies
42...............................................................Not Applicable
43...............................................................Not Applicable


N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

44...............................................................How The Cash Value Varies
45...............................................................Not Applicable
46...............................................................How The Cash Value Varies
47...............................................................Not Applicable
48...............................................................Custodian of Assets
49...............................................................Not Applicable
50...............................................................Not Applicable
51...............................................................Summary of The Policies;
                                                                 Information About The Policies
52...............................................................Substitution of Securities
53...............................................................Taxation of The Company
54...............................................................Not Applicable
55...............................................................Not Applicable
56...............................................................Not Applicable
57...............................................................Not Applicable
58...............................................................Not Applicable
59...............................................................Financial Statements


                        NATIONWIDE LIFE INSURANCE COMPANY
                                 P.O. Box 182150
                            Columbus, Ohio 43218-2150
                       (800) 547-7548, TDD (800) 238-3035

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                  THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-4

The Life Insurance Policies offered by this prospectus are variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. The Policies may also provide a Cash Surrender Value if the Policy is terminated during the lifetime of the Insured. Nationwide Life Insurance Company guarantees to keep the Policy in force during the Guaranteed Policy Continuation Period provided that minimum premium requirements have been met (See "Grace Period and Guaranteed Policy Continuation Provision"). The death benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.


The Policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code (the "Code").

The Policy Owner may allocate Net Premiums and Cash Value to one or more of the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account will be used to purchase, at net asset value, shares of a designated Underlying Mutual Fund in the following series of the Underlying Mutual Fund options:

                       NATIONWIDE SEPARATE ACCOUNT TRUST:
                            Capital Appreciation Fund
                              Government Bond Fund
                                Money Market Fund
                               Small Company Fund
                                Total Return Fund


NATIONWIDE LIFE INSURANCE COMPANY (THE "COMPANY") GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGES AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE WITHOUT VALUE SUBJECT TO A GRACE PERIOD, UNLESS THE MINIMUM PREMIUM REQUIREMENTS HAVE BEEN MET (SEE "GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION"). THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT OPTION, SEE "THE FIXED ACCOUNT OPTION."


INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

               THE DATE OF THIS PROSPECTUS IS ___________________

                                GLOSSARY OF TERMS

ATTAINED AGE-The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT-An accounting unit of measure used to calculate the Cash Value of the Variable Account.

BENEFICIARY-The person to whom the Death Proceeds are paid.

CASH VALUE-The sum of the Policy values in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE-The Policy's Cash Value, less any Indebtedness under the Policy, less Surrender Charge.

CODE-The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life Insurance Company.


DEATH PROCEEDS-Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force prior to the Maturity Date.


FIXED ACCOUNT-An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT-All assets of the Company other than those of the Variable Account or in other separate accounts that have been or may be established by the Company.


GUARANTEED POLICY CONTINUATION PERIOD-The guaranteed period during which a Policy will continue in force and not lapse, and is the lesser of 30 Policy Years or the number of Policy Years until the Insured reaches Attained Age 65; provided that for Policies issued to an Insured age 55 or older, the Guaranteed Period is 10 years.



SEC GUIDELINE LEVEL PREMIUM-The amount of level annual premium calculated in accordance with the provisions of Rule 6(e)(3)(T) under Investment Company Act of 1940. It represents the level annual premiums required to mature the Policy under reasonable mortality and expense charges, and at an annual effective interest rate of 5%.


HOME OFFICE-The main office of the Company located in Columbus, Ohio.

INDEBTEDNESS-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

INITIAL PREMIUM-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy Data Page.

INSURED-The person whose life is covered by the Policy, and who is named on the Policy Data Page.


MATURITY DATE-The Policy Anniversary on or next following the Insured's 100th birthday.

MINIMUM MONTHLY PREMIUM-It is used to measure the total amount of premiums that must be paid during the Guaranteed Policy Continuation Period to keep the Policy in force and is shown on the Policy data page.

MINIMUM REQUIRED DEATH BENEFIT-Is the lowest death benefit which will qualify the Policy as life insurance under Section 7702 of the Code.

MINIMUM SPECIFIED AMOUNT- It is shown in the Policy data pages. Changes to the Policy which result in Specified Amount below the Minimum Specified Amount will not be processed.


MONTHLY ANNIVERSARY DAY-The same day as the Policy Date for each succeeding month.


NET AMOUNT AT RISK-The Net Amount At Risk can be determined as of the Monthly Anniversary Day or any other day. The Net Amount At Risk on a Monthly Anniversary Day is the death benefit minus the Cash Value prior to deduction of the base policy cost of insurance charge. On any other day the Net Amount At Risk is the death benefit minus the Cash Value.


NET ASSET VALUE-The worth of one share at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

NET PREMIUMS-Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy Data Page.

POLICY ANNIVERSARY-The same day and month as the Policy Date for succeeding years.


POLICY CHARGES-All deductions made from the premiums and the Policy Cash Value.


POLICY DATE-The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy Data Page.

POLICY LOAN ACCOUNT-The Portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER-The person designated in the Policy application as the Owner.

POLICY YEAR-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM-The Scheduled Premium is shown on the Policy Data Page.

SPECIFIED AMOUNT-A dollar amount used to determine the death benefit under a Policy. It is shown on the Policy Data Page.


SUB-ACCOUNT-A part of the Variable Account, the assets of which are invested exclusively in a corresponding Underlying Mutual Fund.

SURRENDER CHARGE-An amount deducted from the Cash Value if the Policy is surrendered or if the Specified Amount is reduced as a result of a request from the Policy Owner.

TARGET PREMIUM-The annual premium at which the sales load is reduced on a current basis.


UNDERLYING MUTUAL FUNDS-The underlying mutual funds which correspond to the Sub-Accounts of the Variable Account.

VALUATION DATE-Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

VALUATION PERIOD-A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.


VARIABLE ACCOUNT-A separate investment account of Nationwide Life Insurance Company. Nationwide VLI Separate Account-4.


                                TABLE OF CONTENTS

GLOSSARY OF TERMS............................................................................. 2
SUMMARY OF THE POLICIES........................................................................6
         Variable Life Insurance...............................................................6
         The Variable Account and its Sub-Accounts.............................................6
         The Fixed Account.....................................................................6
         Deductions and Charges................................................................6
         Premiums..............................................................................8
NATIONWIDE LIFE INSURANCE COMPANY..............................................................9
THE VARIABLE ACCOUNT...........................................................................9
         Investments of the Variable Account...................................................9
         -Nationwide Separate Account Trust...................................................10
         Reinvestment.........................................................................11
         Transfers............................................................................11
         Dollar Cost Averaging................................................................12
         Substitution of Securities...........................................................12
         Voting Rights........................................................................12
INFORMATION ABOUT THE POLICIES................................................................13
         Underwriting and Issuance............................................................13
         -Minimum Requirements for Issuance of a Policy.......................................13
         -Premium Payments....................................................................13

         Allocation of Net Premium and Cash Value.............................................13

         Short-Term Right to Cancel Policy....................................................14
POLICY CHARGES................................................................................14
         Deductions from Premiums.............................................................14
         Surrender Charges....................................................................14
         -Reductions to Surrender Charges.....................................................16
         Deductions from Cash Value...........................................................16
         -Monthly Cost of Insurance...........................................................16
         -Monthly Administrative Charge.......................................................17

         -Mortality and Expense Risk Charge...................................................17


         Reduction of Charges.................................................................18

HOW THE CASH VALUE VARIES.....................................................................18
         How the Investment Experience is Determined..........................................18
         Net Investment Factor................................................................18
         Valuation of Assets..................................................................19
         Determining the Cash Value...........................................................19
         Valuation Periods and Valuation Dates................................................19
SURRENDERING THE POLICY FOR CASH..............................................................19
         Right to Surrender...................................................................19
         Cash Surrender Value.................................................................19
         Partial Surrenders...................................................................19

         -Preferred Partial Surrenders........................................................20
         -Reduction of the Specified Amount...................................................20

         Maturity Proceeds....................................................................20
         Income Tax Withholding...............................................................20
POLICY LOANS..................................................................................20
         Taking a Policy Loan.................................................................20
         Effect on Investment Performance.....................................................21
         Interest.............................................................................21
         Effect on Death Benefit and Cash Value...............................................21
         Repayment............................................................................21
HOW THE DEATH BENEFIT VARIES..................................................................22
         Calculation of the Death Benefit.....................................................22
         Proceeds Payable on Death............................................................22
RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY..................................................22
CHANGES OF INVESTMENT POLICY..................................................................23


GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION.....................................23
         Grace Period.........................................................................23
         Guaranteed Policy Continuation Provision.............................................23

REINSTATEMENT.................................................................................23
THE FIXED ACCOUNT OPTION......................................................................24
CHANGES IN EXISTING INSURANCE COVERAGE........................................................24
         Specified Amount Increases...........................................................24
         Specified Amount Decreases...........................................................25
         Changes in the Death Benefit Option..................................................25
OTHER POLICY PROVISIONS.......................................................................25
         Policy Owner.........................................................................25
         Beneficiary..........................................................................25
         Assignment...........................................................................26
         Incontestability.....................................................................26
         Error in Age or Sex..................................................................26
         Suicide..............................................................................26
         Nonparticipating Policies............................................................26
         Riders...............................................................................26
LEGAL CONSIDERATIONS..........................................................................27
DISTRIBUTION OF THE POLICIES..................................................................27
CUSTODIAN OF ASSETS...........................................................................27
TAX MATTERS...................................................................................27
         Policy Proceeds......................................................................27
         -Federal Estate and Generation-Skipping Transfer Taxes...............................28
         -Non-Resident Aliens.................................................................29
         Taxation of the Company..............................................................29
         Tax Changes..........................................................................29
THE COMPANY...................................................................................30
COMPANY MANAGEMENT............................................................................30
         Directors of the Company.............................................................31
         Executive Officers of the Company....................................................31
OTHER CONTRACTS ISSUED BY THE COMPANY.........................................................32
STATE REGULATION..............................................................................32
REPORTS TO POLICY OWNERS......................................................................32
ADVERTISING...................................................................................32
LEGAL PROCEEDINGS.............................................................................33
EXPERTS.......................................................................................33
REGISTRATION STATEMENT........................................................................33
LEGAL OPINIONS................................................................................33
APPENDIX 1....................................................................................34
APPENDIX 2....................................................................................35
APPENDIX 3....................................................................................52
FINANCIAL STATEMENTS..........................................................................55

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                             SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE


The variable life insurance Policies offered by Nationwide Life Insurance Company (the "Company") provide for life insurance coverage on the Insured. The Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime.

The death benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account Sub-Accounts or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay the Policy Charges, the Policy will lapse without value. Nationwide Life Insurance Company guarantees to keep the Policy in force during the Guaranteed Policy Continuation Period provided the premium requirements have been met (see "Underwriting and Issuance").


Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code ("Code"). Excess premiums paid may also cause the Policy to become a modified endowment contract. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the Sub-Accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated (see "Allocation of Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Assets of each Sub-Account are invested at net asset value in shares of a corresponding Underlying Mutual Fund (see "Allocation of Net Premium and Cash Value"). For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES


The Company deducts certain charges from the premiums and the Cash Value of the Policy. These charges are made for administrative and sales expenses, tax expenses, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 2.5% of such premium payment. On a current basis, the sales load, in all years, is 2.5% of premiums paid up to the Target Premium plus 0.5% of premiums in excess of the Target Premium. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge.

The Company also deducts a charge for tax expense equal to 3.5%, on both current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

        -       monthly cost of insurance; plus

        - monthly cost of any additional benefits provided by riders to the Policy; plus

        - an administrative expense charge. This charge is $10 per month in the first year and $5 per month in renewal years. The charge may be increased at the sole discretion of the Company but may not exceed $10 per month in the first year, $7.50 per month in renewal years; plus


        - mortality and expense risk charge. This charge is equal to an annual effective rate multiplied by the Cash Value attributable to the Variable Account. The annual effective rate is 0.60% for the first $25,000 of Cash Value attributable to the Variable Account, 0.30% for the next $225,000 of Cash Value attributable to the Variable Account and 0.10% for all Cash Value attributable to the Variable Account in excess of $250,000.

For Policies which are surrendered during the first nine Policy Years, the Company deducts a Surrender Charge. This Surrender Charge is comprised of an underwriting component and a sales component. The maximum initial Surrender Charge varies by issue age, sex, Specified Amount and underwriting classification and is calculated based on the initial Specified Amount. The Surrender Charge in renewal years is equal to a percentage of the initial Surrender Charge. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a standard basis (see Appendix 1 for specific examples).




                                Initial Specified Amount $50,000-$99,999
        Issue                 Male                Female                Male                Female
         Age              Non-Tobacco          Non-Tobacco            Standard             Standard

         25                  $7.773               $7.518               $8.369               $7.818
         35                   8.817                8.396                9.811                8.889
         45                  12.185               11.390               13.884               12.164
         55                  15.628               13.995               18.410               15.106
         65                  22.274               19.043               26.559               20.607


                                    Initial Specified Amount $100,000 +

        Issue                Male                 Female                Male                Female
         Age              Non-Tobacco          Non-Tobacco            Standard             Standard
         25                  $5.773               $5.518               $6.369               $5.818
         35                   6.817                6.396                7.811                6.889
         45                   9.685                8.890               11.384                9.664
         55                  13.128               11.495               15.910               12.606
         65                  21.274               18.043               25.559               19.607



Policies that are surrendered during the first nine Policy Years following an increase in the Specified Amount will incur a Surrender Charge associated with the increase. This Surrender Charge is comprised of an underwriting component and a sales component. The maximum initial Surrender Charge associated with the increase is based on the attained age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in Specified Amount. The actual initial Surrender Charge associated with the increase is based upon the maximum initial Surrender Charge associated with the increase and the premium received within one year of the increase in Specified Amount.

Increases that are caused by an Option change that preserves the Net Amount At Risk are not subject to a Surrender Charge. The Surrender Charge associated with the increase for Policy Years following the increase is a percentage of the initial Surrender Charge.

The following table illustrates the maximum initial Surrender Charge per $1,000 of Specified Amount increase for Policies increasing coverage on a standard basis.

                 ISSUE                MALE                 FEMALE                MALE                FEMALE
                  AGE              NON-TOBACCO          NON-TOBACCO            STANDARD             STANDARD
                  25                  $3.464               $3.311                $3.821               $3.491
                  35                   4.090                3.837                 4.686                4.133
                  45                   5.811                5.334                 6.830                5.798
                  55                   7.877                6.897                 9.546                7.563
                  65                  12.764               10.826                15.335               11.764




The renewal surrender charge is reduced by any partial surrender charge actually paid on previous decreases in Specified Amount.

Decreases in Specified Amount, that are not associated with a partial withdrawal or a death benefit option change that preserves the Net Amount At Risk, will incur a proportional Surrender Charge. For a Policy with prior increases in Specified Amounts, these decreases will be made on a LIFO (last in first out) basis and therefore decrease each segment in reverse order of its effective date. For each segment that is reduced by the decrease, a proportional surrender charge will be incurred. The total Surrender Charge for the decrease will be the sum of these proportional surrender charges for the decreases in various segments.


Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:


                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                          (AFTER EXPENSE REIMBURSEMENT)

                                                       ---------------------------------------
                                                        Management      Other        Total
                                                           Fees        Expenses    Expenses
----------------------------------------------------------------------------------------------
NSAT-Capital Appreciation Fund                               0.50%         0.02%        0.52%
----------------------------------------------------------------------------------------------
NSAT-Government Bond Fund                                    0.50%         0.01%        0.51%
----------------------------------------------------------------------------------------------
NSAT-Money Market Fund                                       0.50%         0.03%        0.53%
----------------------------------------------------------------------------------------------
NSAT Small Company Fund                                      1.00%         0.10%        1.10%
----------------------------------------------------------------------------------------------
NSAT-Total Return Fund                                       0.50%         0.02%        0.52%
----------------------------------------------------------------------------------------------



The Underlying Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's net asset value, which is the share price used to calculate the Variable Account's unit value. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. None of the above Underlying Mutual Funds are subject to 12b-1 fees or fee waiver or expense reimbursement arrangements.


PREMIUMS


The minimum Initial Premium for which a Policy may be issued is equal to three times the initial Minimum Monthly Premium.

For a limited time, the Policy Owner has the right to cancel the Policy and receive an amount specified by the laws of the state in which the policy was issued (see "Short-Term Right to Cancel Policy").

The Initial Premium is due on the Policy Date. It will be credited on the Initial Investment Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page.

Premiums, other than the Initial Premium may be made at any time while the Policy is in force subject to the limits described below. During the Guaranteed Policy Continuation Period, the total premium payments less any Policy Indebtedness, less any partial surrenders, must be greater than or equal to the sum of the Minimum Monthly Premiums in order to guarantee the Policy remain in force. The Minimum Monthly Premiums are shown on the Policy data page.

The Company will send Scheduled Premium payment reminder notices to the Policy Owner according to the premium mode shown on the Policy data page.

The Initial Premium may be paid to the Company at our Home Office or to an authorized agent. All premiums after the first are payable at our Home Office. Premium receipts will be furnished upon request.

Each premium must be at least $50. The Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in any increase in the Net Amount At Risk. Also, we will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify your Policy as a contract for life insurance. Where permitted by state law, we may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments.



                        NATIONWIDE LIFE INSURANCE COMPANY

The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the Nationwide Insurance Enterprise which includes Nationwide Mutual Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Fire Insurance Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company. The Company's Home Office is at One Nationwide Plaza, Columbus, Ohio 43216.


The Company offers a complete line of life insurance and annuities. It is admitted to do business in all states, the District of Columbia, and Puerto Rico (for additional information, see "The Company").


                                                   THE VARIABLE ACCOUNT

The Variable Account was established by a resolution of the Company's Board of Directors, on December 3, 1987, pursuant to Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216 serves as Trustee for the Trust. Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216 serves as principal underwriter for the Trust. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How the Cash Value Varies").

Net Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts (see "Tax Matters"). The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT


At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Variable Account Sub-Accounts and the Fixed Account (see "Allocation of Net Premium and Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. At the end of this period, the Cash Value in that Sub-Account will be transferred to the Variable Account Sub-Accounts based on the Fund allocation factors. Any subsequent Net Premiums received after this period will be allocated based on the Fund allocation factors.

No less than 5% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Net Premium and Cash Value" and "Short-Term Right to Cancel Policy").


The Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds.

Additional Premium payments, upon acceptance, will be allocated to the Nationwide Separate Account Money Market Fund unless the Policy Owner specifies otherwise (see "Premium Payments").


Nationwide Separate Account Trust is a registered investment company which receives investment advice from a registered investment adviser, and is managed by Nationwide Advisory Services, Inc.


A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. More detailed information may be found in the current prospectus for each Underlying Mutual Fund option. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

- NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts. The Trust offers shares in the five separate Mutual Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable life insurance policies or variable annuity contracts issued by life insurance companies. The assets of the Trust are managed by Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216, a wholly-owned subsidiary of Nationwide Life Insurance Company.

-      CAPITAL APPRECIATION FUND
       Investment Objective: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.
-      GOVERNMENT BOND FUND
       Investment Objective: To provide as high a level of income as is consistent with capital preservation through investing primarily in bonds and securities issued or backed by the U.S. Government, its agencies or instrumentalities.
-      MONEY MARKET FUND
       Investment Objective: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.
-      SMALL COMPANY FUND
       Investment Objective: The Fund seeks long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. Nationwide Advisory Services, Inc. ("NAS"), the Fund's adviser, has contracted with a group of sub-advisers, each of which will manage a portion of the Fund's portfolio. These sub-advisers are the Dreyfus Corporation, Neuberger & Berman, L. P., Pictet International Management Limited, Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg Pincus Counsellors, Inc. The sub-advisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing a number of investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.
-      TOTAL RETURN FUND
       Investment Objective: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds with a primary emphasis on common stocks.

REINVESTMENT

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy (see "Allocation of Cash Value").

TRANSFERS


The Policy Owner may transfer amounts between the Fixed Account and the Sub-accounts, without penalty or adjustment, subject to the following requirements. During any Policy Year, the Company reserves the right to restrict such transfers between the Fixed Account and the Sub-Accounts to one transfer per Policy Year.

The Company reserves the right to restrict the amount transferred from the Fixed Account to 20% of that portion of the Cash Value attributable to the Fixed Account as of the end of the previous Policy Year. Transfers out of the Fixed Account effected by dollar cost averaging are not subject to this restriction (see "Dollar Cost Averaging").

Transfers made to the Fixed Account may not be made either: (a) prior to the first Policy Anniversary; or (b) within 12 months subsequent to a prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of that portion of Cash Value attributable to the Sub-Accounts as of the close of business of the prior Valuation Period. The Company further reserves the right to refuse a transfer to the Fixed Account, in the event the Cash Value attributable to the Fixed Account should be greater than or equal to 30% of the Cash Value.


Transfers may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may determine to withdraw the Telephone Exchange Privilege, upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts (the Underlying Mutual Funds) on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or (2) the transfer or exchange instructions of individual policy owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

DOLLAR COST AVERAGING


The Policy Owner may direct the Company to automatically transfer from the Money Market Sub-Account or the Fixed Account to any other Sub-Account within the Variable Account on a monthly basis or as frequently as otherwise authorized by the Company. This service is intended to allow the Policy Owner to utilize dollar cost averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that dollar cost averaging, will result in a profit or protect against loss in a declining market. To qualify for dollar cost averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. Transfers for purposes of dollar cost averaging can only be made from the Money Market Sub-Account or the Fixed Account. The minimum monthly dollar cost averaging transfer is $100. In addition, dollar cost averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the dollar cost averaging program is requested. Transfers out of the Fixed Account, other than for dollar cost averaging, may be subject to certain additional restrictions (see "Transfers" above). A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the Money Market Sub-Account or the Fixed Account will be processed monthly until either the value in the Money Market Sub-Account or the Fixed Account is completely depleted or the Policy Owner instructs the Company in writing to cancel the transfers.


The Company reserves the right to discontinue offering dollar cost averaging upon 30 days' written notice to Policy Owners however, any such discontinuation would not affect dollar cost averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply only with respect to Cash Value allocated to the Sub-Accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the Underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each Sub-Account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the net asset value of one share of that Underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

The Company will vote Underlying Mutual Fund shares in accordance with instructions received from the Policy Owners. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the Underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy


The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount and premium. The minimum Specified Amount is $50,000 ($100,000 in Pennsylvania and New Jersey) for non-preferred policies and $100,000 for preferred policies. Policies may be issued to Insureds who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include a medical examination.


-Premium Payments

The Initial Premium for a Policy is payable in full at the Company's Home Office or to an authorized agent. Upon payment of an initial premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of Initial Premium, and delivery of the policy while the Insured is still living.


Premiums, other than the Initial Premium, may be made at any time while the Policy is in force subject to the limits described below. During the Guaranteed Policy Continuation Period, the total premium payments less any Policy Indebtedness and less any partial surrenders must be greater than or equal to the sum of the Minimum Monthly Premiums in order to guarantee the Policy remain in force. The Minimum Monthly Premium is shown in the Policy data page.

Each premium payment must be at least $50. Additional premium payments may be made at any time while the Policy is in force. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the Net Amount At Risk. Also, the Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

ALLOCATION OF NET PREMIUM AND CASH VALUE

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%. At the time a Policy is issued, its Cash Value will be determined as if the Policy had been issued and the Initial Net Premium is invested on the date such premium was received in good order by the Company.

In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Net Premiums not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective Sub-Account(s). The

Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in the prospectus. Net Premiums allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary (see "Transfers" and "Investments of the Variable Account").

SHORT-TERM RIGHT TO CANCEL POLICY

A Policy may be returned for cancellation within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the amount prescribed by the state in which the Policy was issued within seven days after it receives the Policy. The amount of the refund will be either the Premiums paid or the Cash Value less Indebtedness. The scope of this right varies by state.



                                 POLICY CHARGES

DEDUCTIONS FROM PREMIUMS


The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 2.5% of such premium payment. On a current basis, the sales load in all Policy Years is 2.5% of premium paid up to the Target Premium plus 0.5% of premiums in excess of the Target Premium. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company expects to pay an average state premium tax rate of approximately 2.25% of premiums for all states, although such tax rates range by state from 0% to 4%. To reimburse the Company for the payment of state premium taxes associated with the Policies, the Company deducts a charge for state premium taxes equal to 2.25% of all premium payments received. This charge may be more or less than the amount actually assessed by the state in which a particular Policy Owner lives. The 1.25% federal tax component is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code. The Company does not expect to make a profit from this charge.


SURRENDER CHARGES

The Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered during the first nine Policy Years. The maximum initial Surrender Charge varies by issue age, sex, Specified Amount and underwriting classification and is calculated based on the initial Specified Amount. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a standard basis (see Appendix 1 for specific examples).




                                         Initial Specified Amount $50,000-$99,999

      Issue             Male                Female              Male              Female
       Age           Non-Tobacco         Non-Tobacco          Standard           Standard

       25              $7.773               $7.518              $8.369             $7.818
       35               8.817                8.396               9.811              8.889
       45              12.185               11.390              13.884             12.164
       55              15.628               13.995              18.410             15.106
       65              22.274               19.043              26.559             20.607

                                              Initial Specified Amount $100,000+

      Issue                Male                    Female                   Male                   Female
       Age              Non-Tobacco             Non-Tobacco               Standard                Standard

       25                $5.773                  $5.518                   $6.369                  $5.818
       35                 6.817                   6.396                    7.811                   6.889
       45                 9.685                   8.890                   11.384                   9.664
       55                13.128                  11.495                   15.910                  12.606
       65                21.274                  18.043                   25.559                  19.607



The Surrender Charge is comprised of two components: an underwriting component and sales component. The underwriting component varies by issue age in the following manner:



                              Charge per $1,000 of
                            Initial Specified Amount

      Issue            Specified Amounts           Specified Amounts
       Age            less than $100,000           $100,000 or more
       0-35                  $6.00                        $4.00
      36-55                   7.50                         5.00
      56-80                   7.50                         6.50



The underwriting component is designed to cover the administrative expenses associated with underwriting and issuing the Policy, including the costs of processing applications, conducting medical exams, determining insurability and the Insured's underwriting class, and establishing policy records. The Company does not expect to profit from the underwriting component. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Deductions from the Cash Value"). Additional premiums and/or income earned on assets in the Variable Account have no effect on these charges. The remainder of the Surrender Charge which is not attributable to the underwriting component represents the sales component. In no event will this component exceed 26 1/2% of the lesser of the SEC Guideline Level Premium required in the first year or the premiums actually paid in the first year. The purpose of the sales component is to reimburse the Company for some of the expenses incurred in the distribution of the Policies. The Company also deducts 3.5% of each premium for sales load (see "Deductions from Premiums").

Policies that are surrendered during the first nine Policy Years following an increase in the Specified Amount will incur a Surrender Charge associated with the increase. This Surrender Charge is comprised of an underwriting component and sales component. The maximum initial Surrender Charge associated with the increase is based on the attained age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in Specified Amount. The actual initial Surrender Charge associated with the increase is based upon the maximum initial Surrender Charge and the premium received within one year of the increase in Specified Amount.

Increases that are caused by a change in death benefit option (See "Changes in the Death Benefit Option") that preserve the Net Amount At Risk are not subject to a Surrender Charge. The Surrender Charge associated with the increase for Policy Years following the increase is a percentage of the initial Surrender Charge.

The following table illustrates the maximum initial Surrender Charge per $1,000 of Specified Amount increase for Policies increasing coverage on a standard basis.

                 Issue                Male                 Female                Male                Female
                  Age              Non-Tobacco          Non-Tobacco            Standard             Standard
                  25                  $3.464               $3.311                $3.821               $3.491
                  35                   4.090                3.837                 4.686                4.133
                  45                   5.811                5.334                 6.830                5.798
                  55                   7.877                6.897                 9.546                7.563
                  65                  12.764               10.826                15.335               11.764



-Reductions to Surrender Charges

The Surrender Charges are reduced in subsequent Policy Years in the following manner:

                      Surrender Charge                          Surrender Charge
    Completed        as a % of Initial        Completed        as a % of Initial
  Policy Years       Surrender Charges       Policy Years      Surrender Charges
        0                    100%                 5                   60%
        1                    100%                 6                   50%
        2                     90%                 7                   40%
        3                     80%                 8                   30%
        4                     70%                 9+                   0%


The renewal surrender charge is reduced by any partial surrender charge actually paid on previous decreases in Specified Amount.

For the Initial Specified Amount, a completed Policy Year (in the chart above) is measured from the Issue Date. For any increase in Specified Amount, a completed Policy Year (in the chart above) is measured from the effective date of the increase.


Special guaranteed maximum Surrender Charges apply in Pennsylvania (see Appendix
1).


Decreases in Specified Amount, that are not associated with a partial surrender or a death benefit option change that preserves the Net Amount At Risk, will incur a proportional Surrender Charge. This proportion is equal to the decrease in Specified Amount divided by the Specified Amount prior to the decrease. In the case of a Policy with prior increases, these fractional surrender charges will be calculated separately for the Initial Specified Amount and each increase in Specified Amount. For a Policy with prior increases in Specified Amounts, these decreases will be made on a LIFO (last in first out) basis and therefore decrease each segment in reverse order of its effective date.


DEDUCTIONS FROM CASH VALUE

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

            -  monthly cost of insurance charges; plus

            -  monthly cost of any additional benefits provided by riders; plus

            -  monthly administrative expense charge; plus

            -  mortality and expense risk charge.



These deductions will be charged proportionately to the Cash Value in each Variable Account Sub-Account and the Fixed Account.

-Monthly Cost of Insurance


The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the Net Amount At Risk.

If death benefit Option 1 or Option 3 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates for Policies issued on Specified Amounts less than $100,000 are based on the 1980 Commissioners Extended Term Mortality Table, Age Last Birthday (1980 CET). Guaranteed cost of insurance rates for Policies issued on Specified Amounts $100,000 or more are based on the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the guaranteed cost of insurance rate on a standard basis. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the mortality tables are unisex.

For Policies issued in Texas on a standard basis ("Special Class - Standard" in Texas), guaranteed cost of insurance rates for Specified Amounts less than $100,000 are based on 130% of the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). For Policies issued in the state of Montana, the mortality tables are unisex.


The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insureds into both standard rate classes and substandard classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. The Company may also issue certain Policies on a "Non Medical" basis to certain categories of individuals. Due to the underwriting criteria established for Policies issued on a Non Medical basis, actual rates will be higher than the current cost of insurance rates being charged under Policies that are medically underwritten.

-Monthly Administrative Charge

The Company deducts a monthly Administrative Expense Charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. Currently, this charge is $10 per month in the first year, $5 per month in renewal years. The Company may at its sole discretion increase this charge. However, the Company guarantees that this charge will never exceed $10 per month in the first year and $7.50 per month in renewal years.


-Mortality and Expense Risk Charge


The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risks assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.


To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a monthly basis from the Cash Value attributable to the Variable Account a charge to provide for mortality and expense risks. This charge is equivalent to an annual effective rate of 0.60% of the first $25,000 of Cash Value attributable to the Variable Account, 0.30% of the next $225,000 of Cash Value attributable to the Variable Account, and 0.10% of Cash Value attributable to the Variable Account in excess of $250,000. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Surrender Charges").


The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts of the Variable Account (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

REDUCTION OF CHARGES


The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, mortality and expense risk charges, surrender charge, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.


Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insureds, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company is rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

                            HOW THE CASH VALUE VARIES


On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, minus any surrender charge for decreases in Specified Amount, and less any Policy Charges.


There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) where:

(a)     is the net of:

        (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus


        (2) the per share amount of any dividend or capital gain distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus.

        (3) the per share charge or credit for taxes reserved for, if any, which is determined by the Company to have resulted from the investment operations of the Sub-Account.

(b)     is the net of:

        (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period, plus or minus

        (2) the per share charge or credit, if any, for any taxes reserved for in the immediately preceding Valuation Period (see "Charge For Tax Provisions").

For Underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of Underlying Mutual Fund shares, because of any charge or credit for tax reserves.

VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.

DETERMINING THE CASH VALUE


The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. (For a description of the annual effective credited rates, see "The Fixed Account Option" and "Policy Loans.") Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.


VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER


The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, the Company may require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges, or by a commercial bank or a savings and loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.


CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date, which may also include a Surrender Charge.

PARTIAL SURRENDERS


After the Policy has been in force for one year, the Policy Owner may request a partial surrender. When a partial surrender is made, the Cash Value will be reduced by the amount of the partial surrender. Further, the Specified Amount will be reduced by the amount necessary to prevent any increase to the Net Amount At Risk, unless the partial surrender is treated as a preferred partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

          1.   The minimum partial surrender is $200;

          2. The partial surrender may not reduce the Specified Amount below the Minimum Specified Amount;

          3. During the first ten Policy Years, the maximum amount of a partial surrender cannot exceed 10% of Cash Surrender Value as of the beginning of the Policy Year;

          4. After the completion of ten Policy Years, the maximum amount of a partial surrender is the Cash Surrender Value less the greater of $500 or three monthly deductions; and


          5. After the partial surrender, the Policy continues to qualify as life insurance.



-Preferred Partial Surrenders

A partial surrender is considered a preferred partial surrender if the following conditions are met: (1) such surrender occurs before the 15th Policy Anniversary; and (2) the surrender amount plus the amount of any previous preferred policy surrenders in that same Policy Year does not exceed 10% of the Cash Surrender Value as of the beginning of the Policy Year.

-Reduction of the Specified Amount

When a partial surrender is made, in addition to the Cash Value being reduced by the amount of the partial surrender, the Specified Amount may also be reduced, except for a preferred partial surrender. The reduction to the Specified Amount will be made in the following order: (1) against the most recent increase in the Specified Amount; (2) against the next most recent increases in the Specified Amount in succession; and (3) against the Specified Amount under the original application.

The Company reserves the right to deduct a fee from the partial surrender amount. The maximum fee is shown on the Policy data page. Certain partial surrenders may result in currently taxable income and tax penalties (see "Tax Matters").


MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided, (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value exceeds the employer's interest in the Contract. Participants should consult with the sponsor or the administrator of the Plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

                                  POLICY LOANS

TAKING A POLICY LOAN


The Policy Owner may take a Policy loan at any time using the Policy as security. Maximum Policy Indebtedness is limited to Cash Value attributable to both Fixed and Policy Loan Accounts, and 90% of the Cash Value of the Variable Account, less any Surrender Charges The Company will not grant a loan for an amount less than $200. Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Cash Surrender Value or the maturity proceeds, respectively.


Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest,

Philadelphia or Pacific Stock Exchanges; or by a commercial bank or a savings and loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Variable Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST


The annual effective loan interest rate charged on Policy Loans is 3.9%.

On a current basis, the Cash Value in the Policy Loan Account is credited with an annual effective rate of 3% during Policy Years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent Policy Years. The Company may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the crediting rate is guaranteed never to be lower than 3% during Policy Years 1 through 10 and 3.65% during the 11th and subsequent Policy Years. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.


Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the Fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.


Whenever the total Policy Indebtedness exceeds the Cash Value less any Surrender Charges, and if the Guaranteed Policy Continuation Period is not in effect, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.


EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during the Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES


CALCULATION OF THE DEATH BENEFIT


At issue, the Policy Owner selects the Specified Amount and the death benefit option. At issue, the Policy Owner also irrevocably elects either of the following tests qualifying the Policy as life insurance under Section 7702 of the Code: 1.) Guideline Premium/Cash Value Corridor Test or 2.) the Cash Value Accumulation Test.


While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.


The Policy Owner may choose one of three death benefit options.

Under OPTION 1, the death benefit will be the greater of the Specified Amount or Minimum Required Death Benefit. Under OPTION 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations.

Under OPTION 2, the death benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or Minimum Required Death Benefit and will vary directly with the investment performance.

Under OPTION 3, the death benefit is the greater of: the Minimum Required Death Benefit or the sum of the Specified Amount and the accumulated premium account on the date of death. The accumulated premium account will accumulate to the date of death all premium payments less any partial surrenders. The accumulations will be calculated based on the OPTION 3 interest rate shown on the Policy data page. In no event will the Accumulated Premium Account be less than zero or greater than the maximum accumulated premium account shown on the Policy data page. Once elected, OPTION 3 is irrevocable.

For any death benefit option, the calculation of the Minimum Required Death Benefit is shown on the Policy Data Page. The Minimum Required Death Benefit is the lowest death benefit which will qualify the Policy as life insurance under
Section 7702 of the Code. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Code where the Policy Owner has selected Guideline Premium/Cash Value Corridor Test.


PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the Insured's death will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age or Sex", and "Suicide").


                  RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

The Policy Owner may exchange the Policy for a flexible premium adjustable life insurance policy offered by the Company on the Policy Date. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Policy Date. No evidence of insurability will be required.

The Policy Owner and Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The new policy will have a death benefit on the exchange date not more than the death benefit of the original Policy immediately prior to the exchange date. The new policy will have the same Policy Date and issue age as the original Policy. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any Indebtedness may be transferred to the new policy.

The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Policy Owner, the Company will pay the excess to the Policy Owner in cash. The exchange may be subject to federal income tax withholding (see "Income Tax Withholding").

                          CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable General Account life insurance policy offered by the Company on the life of the Insured. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.


            GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PROVISION

GRACE PERIOD

If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current monthly deduction, and the Guaranteed Policy Continuation Provision is not in effect, a grace period will be allowed for the payment of a premium of at least four times the current monthly deduction. The Company will send the Policy Owner a notice at the start of the grace period, at the address in the application or another address specified by the Policy Owner, stating the amount of premium required. The grace period will end 61 days after the day the notice is mailed. If sufficient premium is not received by the Company the end of the grace period, the Policy will lapse without value. If Death Proceeds become payable during the grace period, the Company will pay the Death Proceeds.

GUARANTEED POLICY CONTINUATION PROVISION

This Policy will not lapse during the Guaranteed Policy Continuation Period provided that on each Monthly Anniversary Day (1) is greater than or equal to
(2) where:

     (1) Is the sum of all premiums paid to date minus any Indebtedness, and minus any partial surrenders; and

     (2) Is the sum of Minimum Monthly Premiums required since the Policy Date including the Minimum Monthly Premium for the current Monthly Anniversary Day.

The Guaranteed Policy Continuation Period is the lesser of 30 Policy Years or the number of Policy Years until the Insured reaches Attained Age 65. For Policies issued to ages greater than 55, the Guaranteed Policy Continuation Period is 10 Policy Years.


                                  REINSTATEMENT

If the grace period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

      1. submitting a written request at any time within 3 years after the end of the grace period and prior to the Maturity Date;

      2.    providing evidence of insurability satisfactory to the Company;

      3. paying sufficient premium to cover all policy charges that were due and unpaid during the grace period;

      4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

      5. paying or reinstating any Indebtedness against the Policy which existed at the end of the grace period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

     1.   the Cash Value at the end of the grace period; or

     2. the Surrender Charge for the Policy Year in which the Policy was reinstated.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the grace period.

                            THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the Company's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.


As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's General Account. The Company's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request the Company will inform the Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.


                     CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Company's Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

     1.   the request must be applied for in writing;

     2.   satisfactory evidence of insurability must be provided;

     3.   the increase must be for a minimum of $10,000;

     4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

     5.   age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the supplemental application. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

SPECIFIED AMOUNT DECREASES

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Any such decrease shall reduce insurance in the following order:

     1.   against insurance provided by the most recent increase;

     2.   against the next most recent increases successively; and

     3.   against insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:


     1.   reduce the Specified Amount to less than the Minimum Specified Amount;
          or


     2.   disqualify the Policy as a contract for life insurance.


CHANGES IN THE DEATH BENEFIT OPTION


After the first Policy Year, the Policy Owner may elect to change the death benefit option under the Policy from either Option 1 to Option 2, or from Option 2 to Option 1. Initial elections to Option 3 are irrevocable. Accordingly, such changes to or from Option 3 are not permitted. Only one change of death benefit option is permitted per Policy Year. The effective date of such change will be the Monthly Anniversary Day following the date such change is approved by the Company.

In order for any such change in the death benefit option to become effective, the Cash Surrender Value, after such change, must be sufficient to keep the Policy in force for at least three months subsequent to said change.

The Company will adjust the Specified Amount such that the Net Amount At Risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Code where the Policy Owner has selected Guideline Premium/Cash Value Corridor Test.



                             OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the Death Proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for 2 years from its effective date.

ERROR IN AGE OR SEX


If the age or sex of the Insured has been misstated, the death benefit and Cash Value will be adjusted. The amount of the death benefit will be (1) multiplied by (2) and then the result added to (3), where:

     (1)  is the Net Amount At Risk at the time of the Insured's death;


     (2) is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death; and

     (3)  is the Cash Value at the time of the Insured's death.


The Cash Value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the Policy Date.


SUICIDE


If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness and less any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.


NONPARTICIPATING POLICIES

These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.


RIDERS

A rider may be added as an addition to the Policy. Riders currently include:


         1.       Maturity Extension Endorsement;
         2.       Spouse Rider;
         3.       Child Rider;
         4.       Waiver of Monthly Deductions Rider;
         5.       Accidental Death Benefit Rider;

         6.       Additional Protection Rider;

         7.       Accelerated Death Benefit Rider;
         8.       Change of Insured Rider; and

Rider availability varies by state.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                          DISTRIBUTION OF THE POLICIES


The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA-II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.


NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, which are open-end management investment companies.


Gross first year commissions plus any expense allowance payments paid by the Company on the sale of these Policies provided by the General Distributor will not exceed 90% of the Target Premium plus 4% of any excess premium payments. Gross renewal commissions in years 2 through 10 paid by the Company will not exceed 4% of actual premium payment, and will not exceed 2% in Policy Years 11 and thereafter.


                               CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.


                                   TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill or chronically ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the Cash Value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are excludable from gross income.

The Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the Internal Revenue Service have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

- Federal Estate and Generation-Skipping Transfer Taxes

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, an estate of less than $600,000 (inclusive of certain predeath gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the Insured dies, the death benefit will generally be included in the insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policy Owner, such as the right to borrow on the Policy, or the right to name a new Beneficiary.

If the Policy Owner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if such Policy Owner transfers the Policy to someone two or more generations younger than the Policy Owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the Policy.

Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the Death Proceeds at the death of the Insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Treasury Department, the Company may be required to withhold a portion of the Death Proceeds and pay them directly to the Internal Revenue Service as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the Policy Owner should consult with counsel and other competent advisors regarding these taxes,

- Non-Resident Aliens

Distributions to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the Distribution and remit it to the Internal Revenue Service. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, for any Distribution made after December 31, 1997, the NRA must obtain an individual Taxpayer Identification Number from the Internal Revenue Service, and furnish that number to the Company prior to the Distribution. If the Company does not have the proper proof of citizenship or residency and (for Distributions after December 31, 1997) a proper individual Taxpayer Identification Number prior to any Distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if not taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the Internal Revenue Service, is general and is not intended as tax advice.

In the recent past, the Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Policies. It is reasonable to believe that such proposals, and other proposals will be considered in the future, and some may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, or Beneficiary or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Benefit, or other Distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively. There is no way of predicting if, when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.


                                   THE COMPANY


The life insurance business, including annuities, is the only business in which the Company is engaged.


The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.


The Company serves as depositor for the Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-3, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Fidelity Advisor Variable Account, Nationwide Variable Account-8, MFS Variable Account, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account, Nationwide DC Variable Account and the Nationwide DCVA-II, each of which is a registered investment company, and each of which is a separate investment account of the Company.


The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.


                               COMPANY MANAGEMENT

Nationwide Life Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Financial Services, Inc. is the sole shareholder of Nationwide Life.

DIRECTORS OF THE COMPANY
                                  Director
              Name                  Since   Principal Occupation
Lewis J. Alphin                     1993    Farm Owner and Operator (1)
Keith W. Eckel                      1996    Partner, Fred W. Eckel Sons; President, Eckel Farms, Inc. (1)
Willard J. Engel                    1994    General Manager Lyon County Co-Operative Oil Company (1)
Fred C. Finney                      1992    Owner and Operator, Moreland Fruit Farm; Operator, Melrose Orchard
                                            (1)
Charles L. Fuellgraf, Jr. *+        1969    Chief Executive Officer, Fuellgraf Electric Company. (1)
Joseph J. Gasper *+                 1996    President and Chief Operating Officer, Nationwide Life Insurance
                                            Company and Nationwide Life and Annuity Insurance Company. (2)
Henry S. Holloway *+                1986    Farm Owner and Operator (1)
Dimon Richard McFerson *+           1988    Chairman and Chief Executive Officer, Nationwide Insurance
                                            Enterprise (2)
David O. Miller *+                  1985    President, Owen Potato Farm, Inc.; Partner, M&M Enterprises (1)
C. Ray Noecker                      1994    Owner and Operator, Noecker Farms (1)
James F. Patterson +                1989    Vice President, Pattersons, Inc. ;  President, Patterson Farms,
                                            Inc. (1)
Arden L. Shisler *+                 1984    President and Chief Executive Officer, K&B Transport, Inc. (1)
Robert L. Stewart                   1989    Owner and Operator, Sunnydale Farms and Mining (1)
Nancy C. Thomas *                   1986    Farm Owner and Operator. (1)
Harold W. Weihl                     1990    Farm Owner and Operator, Weihl Farms (1)

*Member, Executive Committee                +Member, Investment Committee

1)     Principal occupation for last five years.

2)     Prior to assuming this current  position,  Messrs.  McFerson and Gasper held other executive  management  positions with the companies.


Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life and Annuity Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.


Messrs. Holloway, McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment company. Mr. McFerson is trustee of Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY

NAME                                         OFFICE HELD

Dimon Richard McFerson                       Chairman and Chief Executive Officer-Nationwide Insurance Enterprise

Joseph J. Gasper                             President and Chief Operating Officer

Gordon E. McCutchan                          Executive Vice President, Law and Corporate Services and Secretary

Robert A. Oakley                             Executive Vice President-Chief Financial Officer

Robert J. Woodward, Jr.                      Executive Vice President-Chief Investment Officer


Susan A. Wolken                              Senior Vice President - Life Company Operations

W. Sidney Druen                              Senior Vice President and General Counsel and Assistant Secretary

Harvey S. Galloway, Jr.                      Senior Vice President and Chief Actuary

Richard A. Karas                             Senior Vice President - Sales and Financial Services

Mark R. Thresher                             Vice President - Controller

Duane M. Campbell                            Vice President - Treasurer

Mr. Gasper is also President and Chief Operating Officer of Nationwide Life and Annuity Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life and Annuity Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Thresher, who joined the Registrant in 1996. From 1988-1996, Mr. Thresher served as a partner in the accounting firm KPMG Peat Marwick LLP and lead partner for Nationwide Insurance Enterprise from 1993-1996.

                     OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner at the last known address of record, an annual statement showing the amount of the current death benefit, the Cash Value, Cash Surrender Value, premiums paid, monthly charges deducted since the last report, and the amounts invested in the Fixed Account, each Sub-Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                   ADVERTISING

The Company is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                                LEGAL PROCEEDINGS

From time to time the Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.


In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. In February 1997, Nationwide Life was named as a defendant in a lawsuit filed in New York Supreme Court also related to the sale of whole life policies on a "vanishing premium" basis (John H. Snyder v. Nationwide Mutual Insurance Company, Nationwide Mutual Insurance Co. and Nationwide Life Insurance Co.). The plaintiff in such lawsuit seeks to represent a national class of Nationwide Life policyholders and claims unspecified compensatory and punitive damages. This lawsuit is in an early stage and has not been certified as a class action. Nationwide Life intends to defend these cases vigorously. There can be no assurance that any future litigation relating to pricing and sales practices will not have a material adverse effect on the Company.

The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any material litigation of any nature.

                                     EXPERTS

The financial statements and schedules have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.


                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                 LEGAL OPINIONS


Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43216. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                   APPENDIX 1
                                 ILLUSTRATION OF
                                SURRENDER CHARGES

Example 1: A female non-tobacco, age 45, purchases a Policy with a Specified Amount of $50,000 and a Scheduled Premium of $750. She now wishes to surrender the Policy during the first Policy year. By using the initial surrender charge table reproduced below, (also see "Surrender Charges") the total surrender charge per thousand multiplied by the Specified Amount expressed in thousands equals the total surrender charge of $569.50 ($11.390 x 50=569.50).

Example 2: A male non-tobacco, age 35, purchases a Policy with a Specified Amount of $100,000 and a Scheduled Premium of $1100. He now wants to surrender the Policy in the sixth Policy Year. The total initial surrender charge is calculated using the method illustrated above. (surrender charge per 1000 6.817 x 100=681.70 maximum initial surrender charge). Because the fifth Policy Year has been completed, the maximum initial surrender charge is reduced by multiplying it by the applicable percentage factor from the "Reductions to Surrender Charges" table below. (Also see "Reductions to Surrender Charges"). In this case, $681.70 x 60%=$409.02.

Maximum Surrender Charge per $1,000 of initial Specified Amount for policies which are issued on a standard basis.

                                   Initial Specified Amount $50,000-$99,999
----------------------------------------------------------------------------------------------------------
        ISSUE                 MALE                FEMALE                MALE                FEMALE
         AGE              NON-TOBACCO          NON-TOBACCO            STANDARD             STANDARD
----------------------------------------------------------------------------------------------------------
         25                  $7.773               $7.518               $8.369               $7.818
----------------------------------------------------------------------------------------------------------
         35                   8.817                8.396                9.811                8.889
----------------------------------------------------------------------------------------------------------
         45                  12.185               11.390               13.884               12.164
----------------------------------------------------------------------------------------------------------
         55                  15.628               13.995               18.410               15.106
----------------------------------------------------------------------------------------------------------
         65                  22.274               19.043               26.559               20.607
----------------------------------------------------------------------------------------------------------



                                            Initial Specified Amount $100,000+
----------------------------------------------------------------------------------------------------------
        ISSUE                 MALE                FEMALE                MALE                FEMALE
         AGE              NON-TOBACCO          NON-TOBACCO            STANDARD             STANDARD
----------------------------------------------------------------------------------------------------------
         25                  $5.773               $5.518               $6.369               $5.818
----------------------------------------------------------------------------------------------------------
         35                   6.817                6.396                7.811                6.889
----------------------------------------------------------------------------------------------------------
         45                   9.685                8.890               11.384                9.664
----------------------------------------------------------------------------------------------------------
         55                  13.128               11.495               15.910               12.606
----------------------------------------------------------------------------------------------------------
         65                  21.274               18.043               25.559               19.607
----------------------------------------------------------------------------------------------------------

                                             Reductions to Surrender Charges.
-----------------------------------------------------------------------------------------------
                          SURRENDER CHARGE                               SURRENDER CHARGE
      COMPLETED           AS A % OF INITIAL          COMPLETED           AS A % OF INITIAL
    POLICY YEARS          SURRENDER CHARGES         POLICY YEARS         SURRENDER CHARGES
-----------------------------------------------------------------------------------------------
          0                       100%                   5                        60%
-----------------------------------------------------------------------------------------------
          1                       100%                   6                        50%
-----------------------------------------------------------------------------------------------
          2                        90%                   7                        40%
-----------------------------------------------------------------------------------------------
          3                        80%                   8                        30%
-----------------------------------------------------------------------------------------------
          4                        70%                   9+                        0%
-----------------------------------------------------------------------------------------------

The current Surrender Charges are the same for all states. However, in Pennsylvania the guaranteed maximum Surrender Charges are spread out over 14 years. The guaranteed maximum Surrender Charge in subsequent years in Pennsylvania is reduced in the following manner:

   COMPLETED      SURRENDER CHARGE      COMPLETED       SURRENDER CHARGE      COMPLETED       SURRENDER CHARGE
    POLICY        AS A % OF INITIAL       POLICY       AS A % OF INITIAL        POLICY       AS A % OF INITIAL
     YEARS        SURRENDER CHARGES       YEARS        SURRENDER CHARGES        YEARS        SURRENDER CHARGES
       0                   100%             5                 60%                 10                   20%
       1                   100%             6                 50%                 11                   15%
       2                    90%             7                 40%                 12                   10%
       3                    80%             8                 30%                 13                    5%
       4                    70%             9                 25%                 14+                   0%

The illustrations of current values in this prospectus are the same for Pennsylvania. However, the illustrations of guaranteed values in this prospectus do not reflect guaranteed maximum Surrender Charges which are spread out over 14 years. If this contract is issued in Pennsylvania, please contact the Home Office for an illustration.

The Company has no plans to change the current Surrender Charges.

                                   APPENDIX 2

                          ILLUSTRATIONS OF CASH VALUES,
                             CASH SURRENDER VALUES,
                               AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and death benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or death benefit option.


The amounts shown for the Cash Value, Cash Surrender Value and death benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.65%. This effective rate is based on the average of the fund expenses for the preceding year for all mutual fund options available under the policy as of March 31, 1997.

Taking into account the Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.65%, 5.35% and 11.35%.

The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death benefits than those illustrated.


The Cash Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered in full during the first nine Policy Years.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, sex, smoking classification, rating classification and premium payment requested.


                                                      DEATH BENEFIT OPTION 1
                                          $750 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 45

                                                      CURRENT VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------

           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1     788         407          0        50,000        440         0         50,000         472           0         50,000
       2    1,614        857         283       50,000        949        376        50,000        1,046         472        50,000
       3    2,483       1,288        772       50,000       1,470       953        50,000        1,667        1,151       50,000
       4    3,394       1,702       1,243      50,000       2,003      1,544       50,000        2,343        1,884       50,000
       5    4,351       2,102       1,700      50,000       2,552      2,150       50,000        3,082        2,681       50,000
       6    5,357       2,486       2,142      50,000       3,118      2,774       50,000        3,891        3,547       50,000
       7    6,412       2,856       2,569      50,000       3,701      3,414       50,000        4,778        4,492       50,000
       8    7,520       3,211       2,981      50,000       4,301      4,071       50,000        5,752        5,522       50,000
       9    8,683       3,549       3,377      50,000       4,919      4,747       50,000        6,821        6,649       50,000
      10    9,905       3,871       3,871      50,000       5,557      5,557       50,000        7,996        7,996       50,000
      11    11,188      4,177       4,177      50,000       6,213      6,213       50,000        9,290        9,290       50,000
      12    12,535      4,466       4,466      50,000       6,890      6,890       50,000       10,717       10,717       50,000
      13    13,949      4,736       4,736      50,000       7,588      7,588       50,000       12,290       12,290       50,000
      14    15,434      4,989       4,989      50,000       8,307      8,307       50,000       14,028       14,028       50,000
      15    16,993      5,223       5,223      50,000       9,049      9,049       50,000       15,950       15,950       50,000
      16    18,630      5,437       5,437      50,000       9,814      9,814       50,000       18,078       18,078       50,000
      17    20,349      5,603       5,603      50,000      10,579     10,579       50,000       20,417       20,417       50,000
      18    22,154      5,718       5,718      50,000      11,339     11,339       50,000       22,993       22,993       50,000
      19    24,049      5,782       5,782      50,000      12,100     12,100       50,000       25,841       25,841       50,000
      20    26,039      5,800       5,800      50,000      12,864     12,864       50,000       29,011       29,011       50,000
      21    28,129      5,757       5,757      50,000      13,623     13,623       50,000       32,544       32,544       50,000
      22    30,323      5,647       5,647      50,000      14,372     14,372       50,000       36,494       36,494       50,000
      23    32,626      5,460       5,460      50,000      15,105     15,105       50,000       40,924       40,924       50,000
      24    35,045      5,187       5,187      50,000      15,819     15,819       50,000       45,887       45,887       53,688
      25    37,585      4,818       4,818      50,000      16,508     16,508       50,000       51,374       51,374       59,594
      26    40,252      4,341       4,341      50,000      17,165     17,165       50,000       57,432       57,432       66,047
      27    43,052      3,744       3,744      50,000      17,786     17,786       50,000       64,139       64,139       72,477
      28    45,992      3,012       3,012      50,000      18,363     18,363       50,000       71,571       71,571       79,444
      29    49,079      2,125       2,125      50,000      18,888     18,888       50,000       79,814       79,814       86,997
      30    52,321      1,059       1,059      50,000      19,348     19,348       50,000       88,969       88,969       95,197


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
      POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND
      4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 1
                                          $750 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 45

                                                        GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------

           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        356          0        50,000        387         0         50,000         418           0         50,000
       2    3,229        721         147       50,000        806        232        50,000         895          321        50,000
       3    4,965       1,064        548       50,000       1,228       711        50,000        1,406         889        50,000
       4    6,788       1,385        926       50,000       1,650      1,191       50,000        1,951        1,492       50,000
       5    8,703       1,680       1,278      50,000       2,071      1,669       50,000        2,534        2,133       50,000
       6    10,713      1,948       1,604      50,000       2,489      2,145       50,000        3,157        2,813       50,000
       7    12,824      2,185       1,898      50,000       2,899      2,613       50,000        3,820        3,533       50,000
       8    15,040      2,388       2,159      50,000       3,299      3,069       50,000        4,525        4,296       50,000
       9    17,367      2,552       2,380      50,000       3,681      3,509       50,000        5,272        5,100       50,000
      10    19,810      2,672       2,672      50,000       4,042      4,042       50,000        6,064        6,064       50,000
      11    22,376      2,745       2,745      50,000       4,377      4,377       50,000        6,902        6,902       50,000
      12    25,069      2,766       2,766      50,000       4,680      4,680       50,000        7,789        7,789       50,000
      13    27,898      2,732       2,732      50,000       4,947      4,947       50,000        8,730        8,730       50,000
      14    30,868      2,637       2,637      50,000       5,170      5,170       50,000        9,730        9,730       50,000
      15    33,986      2,473       2,473      50,000       5,339      5,339       50,000       10,789       10,789       50,000
      16    37,261      2,231       2,231      50,000       5,445      5,445       50,000       11,913       11,913       50,000
      17    40,699      1,901       1,901      50,000       5,474      5,474       50,000       13,106       13,106       50,000
      18    44,309      1,468       1,468      50,000       5,409      5,409       50,000       14,370       14,370       50,000
      19    48,099       915         915       50,000       5,230      5,230       50,000       15,710       15,710       50,000
      20    52,079       224         224       50,000       4,915      4,915       50,000       17,133       17,133       50,000
      21    56,258       (*)         (*)         (*)        4,440      4,440       50,000       18,649       18,649       50,000
      22    60,646       (*)         (*)         (*)        3,779      3,779       50,000       20,274       20,274       50,000
      23    65,253       (*)         (*)         (*)        2,899      2,899       50,000       22,026       22,026       50,000
      24    70,091       (*)         (*)         (*)        1,762      1,762       50,000       23,928       23,928       50,000
      25    75,170       (*)         (*)         (*)         314        314        50,000       26,007       26,007       50,000
      26    80,504       (*)         (*)         (*)         (*)        (*)         (*)         28,301       28,301       50,000
      27    86,104       (*)         (*)         (*)         (*)        (*)         (*)         30,855       30,855       50,000
      28    91,984       (*)         (*)         (*)         (*)        (*)         (*)         33,726       33,726       50,000
      29    98,158       (*)         (*)         (*)         (*)        (*)         (*)         36,995       36,995       50,000
      30   104,641       (*)         (*)         (*)         (*)        (*)         (*)         40,779       40,779       50,000

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE
      FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                      DEATH BENEFIT OPTION 2
                                          $750 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 45

                                                          CURRENT VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------

           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
 POLICY    INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
  YEAR      AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
  ----      -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1     788         405          0        50,405        438         0         50,438         470           0         50,470
       2    1,614        851         278       50,851        943        369        50,943        1,039         465        51,039
       3    2,483       1,277        760       51,277       1,457       940        51,457        1,652        1,136       51,652
       4    3,394       1,683       1,224      51,683       1,980      1,521       51,980        2,316        1,857       52,316
       5    4,351       2,073       1,671      52,073       2,516      2,114       52,516        3,037        2,636       53,037
       6    5,357       2,445       2,101      52,445       3,064      2,720       53,064        3,823        3,478       53,823
       7    6,412       2,800       2,513      52,800       3,625      3,338       53,625        4,677        4,390       54,677
       8    7,520       3,137       2,908      53,137       4,198      3,968       54,198        5,608        5,379       55,608
       9    8,683       3,456       3,284      53,456       4,783      4,611       54,783        6,623        6,451       56,623
      10    9,905       3,755       3,755      53,755       5,380      5,380       55,380        7,729        7,729       57,729
      11    11,188      4,035       4,035      54,035       5,988      5,988       55,988        8,936        8,936       58,936
      12    12,535      4,295       4,295      54,295       6,608      6,608       56,608       10,253       10,253       60,253
      13    13,949      4,534       4,534      54,534       7,238      7,238       57,238       11,690       11,690       61,690
      14    15,434      4,751       4,751      54,751       7,879      7,879       57,879       13,261       13,261       63,261
      15    16,993      4,945       4,945      54,945       8,530      8,530       58,530       14,977       14,977       64,977
      16    18,630      5,117       5,117      55,117       9,189      9,189       59,189       16,854       16,854       66,854
      17    20,349      5,234       5,234      55,234       9,825      9,825       59,825       18,873       18,873       68,873
      18    22,154      5,291       5,291      55,291      10,431     10,431       60,431       21,045       21,045       71,045
      19    24,049      5,290       5,290      55,290      11,006     11,006       61,006       23,386       23,386       73,386
      20    26,039      5,237       5,237      55,237      11,554     11,554       61,554       25,922       25,922       75,922
      21    28,129      5,116       5,116      55,116      12,057     12,057       62,057       28,660       28,660       78,660
      22    30,323      4,920       4,920      54,920      12,505     12,505       62,505       31,617       31,617       81,617
      23    32,626      4,641       4,641      54,641      12,885     12,885       62,885       34,806       34,806       84,806
      24    35,045      4,270       4,270      54,270      13,185     13,185       63,185       38,242       38,242       88,242
      25    37,585      3,799       3,799      53,799      13,390     13,390       63,390       41,943       41,943       91,943
      26    40,252      3,218       3,218      53,218      13,487     13,487       63,487       45,926       45,926       95,926
      27    43,052      2,520       2,520      52,520      13,459     13,459       63,459       50,212       50,212       100,212
      28    45,992      1,694       1,694      51,694      13,289     13,289       63,289       54,823       54,823       104,823
      29    49,079       729         729       50,729      12,957     12,957       62,957       59,779       59,779       109,779
      30    52,321       (*)         (*)         (*)       12,438     12,438       62,438       65,100       65,100       115,100

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
      POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND
      4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                      DEATH BENEFIT OPTION 2
                                          $750 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 45

                                                        GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------

           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1     788         353          0        50,353        384         0         50,384         415           0         50,415
       2    1,614        714         141       50,714        799        225        50,799         887          313        50,887
       3    2,483       1,051        535       51,051       1,212       696        51,212        1,388         872        51,388
       4    3,394       1,363        904       51,363       1,623      1,164       51,623        1,920        1,461       51,920
       5    4,351       1,647       1,245      51,647       2,029      1,628       52,029        2,483        2,081       52,483
       6    5,357       1,901       1,556      51,901       2,427      2,083       52,427        3,077        2,733       53,077
       7    6,412       2,121       1,834      52,121       2,812      2,525       52,812        3,702        3,415       53,702
       8    7,520       2,304       2,074      52,304       3,179      2,949       53,179        4,357        4,127       54,357
       9    8,683       2,443       2,271      52,443       3,521      3,349       53,521        5,037        4,865       55,037
      10    9,905       2,536       2,536      52,536       3,832      3,832       53,832        5,742        5,742       55,742
      11    11,188      2,578       2,578      52,578       4,107      4,107       54,107        6,468        6,468       56,468
      12    12,535      2,564       2,564      52,564       4,338      4,338       54,338        7,213        7,213       57,213
      13    13,949      2,492       2,492      52,492       4,519      4,519       54,519        7,975        7,975       57,975
      14    15,434      2,357       2,357      52,357       4,642      4,642       54,642        8,750        8,750       58,750
      15    16,993      2,150       2,150      52,150       4,696      4,696       54,696        9,529        9,529       59,529
      16    18,630      1,865       1,865      51,865       4,669      4,669       54,669       10,304       10,304       60,304
      17    20,349      1,493       1,493      51,493       4,547      4,547       54,547       11,065       11,065       61,065
      18    22,154      1,020       1,020      51,020       4,311      4,311       54,311       11,796       11,796       61,796
      19    24,049       435         435       50,435       3,941      3,941       53,941       12,478       12,478       62,478
      20    26,039       (*)         (*)         (*)        3,418      3,418       53,418       13,092       13,092       63,092
      21    28,129       (*)         (*)         (*)        2,720      2,720       52,720       13,616       13,616       63,616
      22    30,323       (*)         (*)         (*)        1,827      1,827       51,827       14,028       14,028       64,028
      23    32,626       (*)         (*)         (*)         717        717        50,717       14,304       14,304       64,304
      24    35,045       (*)         (*)         (*)         (*)        (*)         (*)         14,413       14,413       64,413
      25    37,585       (*)         (*)         (*)         (*)        (*)         (*)         14,316       14,316       64,316
      26    40,252       (*)         (*)         (*)         (*)        (*)         (*)         13,960       13,960       63,960
      27    43,052       (*)         (*)         (*)         (*)        (*)         (*)         13,282       13,282       63,282
      28    45,992       (*)         (*)         (*)         (*)        (*)         (*)         12,201       12,201       62,201
      29    49,079       (*)         (*)         (*)         (*)        (*)         (*)         10,631       10,631       60,631
      30    52,321       (*)         (*)         (*)         (*)        (*)         (*)          8,477        8,477       58,477

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE
      FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                      DEATH BENEFIT OPTION 1
                                         $1,200 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                          CURRENT VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        592          0        50,000        642         0         50,000         693           0         50,000
       2    3,229       1,200        507       50,000       1,340       647        50,000        1,486         793        50,000
       3    4,965       1,784       1,160      50,000       2,054      1,430       50,000        2,347        1,724       50,000
       4    6,788       2,358       1,804      50,000       2,800      2,245       50,000        3,301        2,747       50,000
       5    8,703       2,923       2,438      50,000       3,580      3,095       50,000        4,358        3,873       50,000
       6    10,713      3,478       3,062      50,000       4,397      3,981       50,000        5,530        5,114       50,000
       7    12,824      4,023       3,676      50,000       5,253      4,906       50,000        6,831        6,485       50,000
       8    15,040      4,559       4,282      50,000       6,150      5,873       50,000        8,278        8,000       50,000
       9    17,367      5,085       4,878      50,000       7,090      6,882       50,000        9,886        9,678       50,000
      10    19,810      5,603       5,603      50,000       8,077      8,077       50,000       11,677       11,677       50,000
      11    22,376      6,111       6,111      50,000       9,113      9,113       50,000       13,671       13,671       50,000
      12    25,069      6,523       6,523      50,000      10,120     10,120       50,000       15,821       15,821       50,000
      13    27,898      6,852       6,852      50,000      11,109     11,109       50,000       18,162       18,162       50,000
      14    30,868      7,108       7,108      50,000      12,092     12,092       50,000       20,736       20,736       50,000
      15    33,986      7,283       7,283      50,000      13,065     13,065       50,000       23,574       23,574       50,000
      16    37,261      7,328       7,328      50,000      13,987     13,987       50,000       26,694       26,694       50,000
      17    40,699      7,242       7,242      50,000      14,861     14,861       50,000       30,163       30,163       50,000
      18    44,309      7,009       7,009      50,000      15,678     15,678       50,000       34,044       34,044       50,000
      19    48,099      6,626       6,626      50,000      16,439     16,439       50,000       38,425       38,425       50,000
      20    52,079      6,096       6,096      50,000      17,152     17,152       50,000       43,412       43,412       50,000
      21    56,258      5,386       5,386      50,000      17,799     17,799       50,000       49,122       49,122       51,578
      22    60,646      4,467       4,467      50,000      18,365     18,365       50,000       55,487       55,487       58,261
      23    65,253      3,303       3,303      50,000      18,831     18,831       50,000       62,518       62,518       65,644
      24    70,091      1,850       1,850      50,000      19,178     19,178       50,000       70,282       70,282       73,796
      25    75,170        56         56        50,000      19,379     19,379       50,000       78,850       78,850       82,792
      26    80,504       (*)         (*)         (*)       19,415     19,415       50,000       88,302       88,302       92,717
      27    86,104       (*)         (*)         (*)       19,251     19,251       50,000       98,722       98,722       103,658
      28    91,984       (*)         (*)         (*)       18,846     18,846       50,000       110,204      110,204      115,714
      29    98,158       (*)         (*)         (*)       18,142     18,142       50,000       122,847      122,847      128,989
      30   104,641       (*)         (*)         (*)       17,059     17,059       50,000       136,757      136,757      143,594

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
      POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND
      4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                      DEATH BENEFIT OPTION 1
                                         $1,200 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                        GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        470          0        50,000        516         0         50,000         563           0         50,000
       2    3,229        915         222       50,000       1,038       345        50,000        1,167         474        50,000
       3    4,965       1,303        680       50,000       1,533       909        50,000        1,784        1,160       50,000
       4    6,788       1,630       1,075      50,000       1,993      1,439       50,000        2,410        1,856       50,000
       5    8,703       1,887       1,402      50,000       2,411      1,926       50,000        3,039        2,554       50,000
       6    10,713      2,067       1,651      50,000       2,776      2,360       50,000        3,666        3,250       50,000
       7    12,824      2,162       1,815      50,000       3,078      2,731       50,000        4,284        3,937       50,000
       8    15,040      2,157       1,880      50,000       3,299      3,021       50,000        4,879        4,602       50,000
       9    17,367      2,040       1,832      50,000       3,421      3,213       50,000        5,439        5,231       50,000
      10    19,810      1,794       1,794      50,000       3,425      3,425       50,000        5,949        5,949       50,000
      11    22,376      1,404       1,404      50,000       3,290      3,290       50,000        6,393        6,393       50,000
      12    25,069       853         853       50,000       2,993      2,993       50,000        6,753        6,753       50,000
      13    27,898       124         124       50,000       2,505      2,505       50,000        7,009        7,009       50,000
      14    30,868       (*)         (*)         (*)        1,793      1,793       50,000        7,134        7,134       50,000
      15    33,986       (*)         (*)         (*)         811        811        50,000        7,089        7,089       50,000
      16    37,261       (*)         (*)         (*)         (*)        (*)         (*)          6,823        6,823       50,000
      17    40,699       (*)         (*)         (*)         (*)        (*)         (*)          6,265        6,265       50,000
      18    44,309       (*)         (*)         (*)         (*)        (*)         (*)          5,319        5,319       50,000
      19    48,099       (*)         (*)         (*)         (*)        (*)         (*)          3,863        3,863       50,000
      20    52,079       (*)         (*)         (*)         (*)        (*)         (*)          1,742        1,742       50,000
      21    56,258       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      22    60,646       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      23    65,253       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      24    70,091       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      25    75,170       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      26    80,504       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      27    86,104       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      28    91,984       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      29    98,158       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      30   104,641       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE
      FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                      DEATH BENEFIT OPTION 2
                                         $1,200 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                          CURRENT VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        585          0        50,585        635         0         50,635         685           0         50,685
       2    3,229       1,180        487       51,180       1,317       624        51,317        1,461         768        51,461
       3    4,965       1,744       1,121      51,744       2,008      1,384       52,008        2,294        1,671       52,294
       4    6,788       2,293       1,739      52,293       2,722      2,167       52,722        3,208        2,653       53,208
       5    8,703       2,827       2,342      52,827       3,460      2,975       53,460        4,208        3,723       54,208
       6    10,713      3,345       2,929      53,345       4,224      3,809       54,224        5,306        4,890       55,306
       7    12,824      3,848       3,501      53,848       5,015      4,669       55,015        6,511        6,164       56,511
       8    15,040      4,335       4,058      54,335       5,834      5,556       55,834        7,834        7,557       57,834
       9    17,367      4,807       4,600      54,807       6,681      6,473       56,681        9,287        9,079       59,287
      10    19,810      5,264       5,264      55,264       7,558      7,558       57,558       10,885       10,885       60,885
      11    22,376      5,706       5,706      55,706       8,466      8,466       58,466       12,642       12,642       62,642
      12    25,069      6,033       6,033      56,033       9,305      9,305       59,305       14,470       14,470       64,470
      13    27,898      6,259       6,259      56,259      10,082     10,082       60,082       16,387       16,387       66,387
      14    30,868      6,394       6,394      56,394      10,805     10,805       60,805       18,416       18,416       68,416
      15    33,986      6,432       6,432      56,432      11,464     11,464       61,464       20,558       20,558       70,558
      16    37,261      6,314       6,314      56,314      11,993     11,993       61,993       22,762       22,762       72,762
      17    40,699      6,045       6,045      56,045      12,389     12,389       62,389       25,036       25,036       75,036
      18    44,309      5,607       5,607      55,607      12,626     12,626       62,626       27,376       27,376       77,376
      19    48,099      5,006       5,006      55,006      12,700     12,700       62,700       29,790       29,790       79,790
      20    52,079      4,251       4,251      54,251      12,611     12,611       62,611       32,299       32,299       82,299
      21    56,258      3,318       3,318      53,318      12,324     12,324       62,324       34,881       34,881       84,881
      22    60,646      2,186       2,186      52,186      11,807     11,807       61,807       37,522       37,522       87,522
      23    65,253       834         834       50,834      11,024     11,024       61,024       40,203       40,203       90,203
      24    70,091       (*)         (*)         (*)        9,937      9,937       59,937       42,901       42,901       92,901
      25    75,170       (*)         (*)         (*)        8,506      8,506       58,506       45,593       45,593       95,593
      26    80,504       (*)         (*)         (*)        6,703      6,703       56,703       48,264       48,264       98,264
      27    86,104       (*)         (*)         (*)        4,487      4,487       54,487       50,888       50,888       100,888
      28    91,984       (*)         (*)         (*)        1,816      1,816       51,816       53,437       53,437       103,437
      29    98,158       (*)         (*)         (*)         (*)        (*)         (*)         55,867       55,867       105,867
      30   104,641       (*)         (*)         (*)         (*)        (*)         (*)         58,124       58,124       108,124

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
      POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND
      4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 2
                                         $1,200 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                        GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        461          0        50,461        507         0         50,507         553           0         50,553
       2    3,229        891         198       50,891       1,012       319        51,012        1,138         445        51,138
       3    4,965       1,258        634       51,258       1,480       856        51,480        1,724        1,100       51,724
       4    6,788       1,556       1,001      51,556       1,904      1,349       51,904        2,302        1,748       52,302
       5    8,703       1,777       1,292      51,777       2,272      1,787       52,272        2,865        2,380       52,865
       6    10,713      1,914       1,498      51,914       2,574      2,158       52,574        3,401        2,985       53,401
       7    12,824      1,959       1,612      51,959       2,796      2,450       52,796        3,898        3,551       53,898
       8    15,040      1,898       1,621      51,898       2,921      2,644       52,921        4,335        4,058       54,335
       9    17,367      1,720       1,512      51,720       2,929      2,721       52,929        4,694        4,486       54,694
      10    19,810      1,412       1,412      51,412       2,801      2,801       52,801        4,949        4,949       54,949
      11    22,376       962         962       50,962       2,517      2,517       52,517        5,077        5,077       55,077
      12    25,069       360         360       50,360       2,058      2,058       52,058        5,051        5,051       55,051
      13    27,898       (*)         (*)         (*)        1,402      1,402       51,402        4,842        4,842       54,842
      14    30,868       (*)         (*)         (*)         524        524        50,524        4,415        4,415       54,415
      15    33,986       (*)         (*)         (*)         (*)        (*)         (*)          3,725        3,725       53,725
      16    37,261       (*)         (*)         (*)         (*)        (*)         (*)          2,713        2,713       52,713
      17    40,699       (*)         (*)         (*)         (*)        (*)         (*)          1,308        1,308       51,308
      18    44,309       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      19    48,099       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      20    52,079       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      21    56,258       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      22    60,646       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      23    65,253       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      24    70,091       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      25    75,170       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      26    80,504       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      27    86,104       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      28    91,984       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      29    98,158       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      30   104,641       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE
      FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 1
                                         $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 45

                                                          CURRENT VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        934         37        100,000      1,003       106       100,000        1,072         175        100,000
       2    3,229       1,904       1,006      100,000      2,102      1,205      100,000        2,309        1,412       100,000
       3    4,965       2,848       2,040      100,000      3,239      2,431      100,000        3,664        2,856       100,000
       4    6,788       3,766       3,048      100,000      4,416      3,698      100,000        5,150        4,432       100,000
       5    8,703       4,658       4,030      100,000      5,634      5,006      100,000        6,781        6,153       100,000
       6    10,713      5,524       4,986      100,000      6,896      6,357      100,000        8,574        8,035       100,000
       7    12,824      6,364       5,915      100,000      8,202      7,754      100,000       10,545       10,096       100,000
       8    15,040      7,176       6,817      100,000      9,556      9,197      100,000       12,715       12,356       100,000
       9    17,367      7,961       7,692      100,000     10,958     10,689      100,000       15,105       14,836       100,000
      10    19,810      8,718       8,718      100,000     12,412     12,412      100,000       17,742       17,742       100,000
      11    22,376      9,447       9,447      100,000     13,919     13,919      100,000       20,652       20,652       100,000
      12    25,069      10,147     10,147      100,000     15,482     15,482      100,000       23,866       23,866       100,000
      13    27,898      10,817     10,817      100,000     17,104     17,104      100,000       27,424       27,424       100,000
      14    30,868      11,457     11,457      100,000     18,788     18,788      100,000       31,374       31,374       100,000
      15    33,986      12,026     12,026      100,000     20,499     20,499      100,000       35,731       35,731       100,000
      16    37,261      12,508     12,508      100,000     22,224     22,224      100,000       40,535       40,535       100,000
      17    40,699      12,895     12,895      100,000     23,962     23,962      100,000       45,845       45,845       100,000
      18    44,309      13,180     13,180      100,000     25,709     25,709      100,000       51,726       51,726       100,000
      19    48,099      13,367     13,367      100,000     27,477     27,477      100,000       58,265       58,265       100,000
      20    52,079      13,474     13,474      100,000     29,288     29,288      100,000       65,566       65,566       100,000
      21    56,258      13,455     13,455      100,000     31,108     31,108      100,000       73,721       73,721       100,000
      22    60,646      13,309     13,309      100,000     32,942     32,942      100,000       82,861       82,861       100,000
      23    65,253      13,019     13,019      100,000     34,785     34,785      100,000       93,064       93,064       109,815
      24    70,091      12,570     12,570      100,000     36,633     36,633      100,000       104,335      104,335      122,072
      25    75,170      11,941     11,941      100,000     38,481     38,481      100,000       116,784      116,784      135,469
      26    80,504      11,112     11,112      100,000     40,325     40,325      100,000       130,533      130,533      150,113
      27    86,104      10,063     10,063      100,000     42,162     42,162      100,000       145,756      145,756      164,704
      28    91,984      8,765       8,765      100,000     43,990     43,990      100,000       162,626      162,626      180,514
      29    98,158      7,187       7,187      100,000     45,802     45,802      100,000       181,339      181,339      197,660
      30   104,641      5,284       5,284      100,000     47,593     47,593      100,000       202,124      202,124      216,273

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
      POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND
      4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 1
                                         $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 45

                                                        GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        934         36        100,000      1,003       105       100,000        1,072         174        100,000
       2    3,229       1,862        964       100,000      2,059      1,161      100,000        2,265        1,367       100,000
       3    4,965       2,753       1,945      100,000      3,139      2,331      100,000        3,558        2,750       100,000
       4    6,788       3,605       2,887      100,000      4,241      3,523      100,000        4,961        4,243       100,000
       5    8,703       4,415       3,787      100,000      5,365      4,737      100,000        6,484        5,856       100,000
       6    10,713      5,181       4,642      100,000      6,508      5,970      100,000        8,137        7,598       100,000
       7    12,824      5,897       5,448      100,000      7,666      7,217      100,000        9,929        9,480       100,000
       8    15,040      6,557       6,198      100,000      8,834      8,475      100,000       11,871       11,512       100,000
       9    17,367      7,156       6,887      100,000     10,007      9,737      100,000       13,976       13,707       100,000
      10    19,810      7,688       7,688      100,000     11,179     11,179      100,000       16,258       16,258       100,000
      11    22,376      8,147       8,147      100,000     12,346     12,346      100,000       18,734       18,734       100,000
      12    25,069      8,527       8,527      100,000     13,503     13,503      100,000       21,424       21,424       100,000
      13    27,898      8,825       8,825      100,000     14,645     14,645      100,000       24,353       24,353       100,000
      14    30,868      9,032       9,032      100,000     15,767     15,767      100,000       27,554       27,554       100,000
      15    33,986      9,137       9,137      100,000     16,859     16,859      100,000       31,059       31,059       100,000
      16    37,261      9,129       9,129      100,000     17,909     17,909      100,000       34,907       34,907       100,000
      17    40,699      8,996       8,996      100,000     18,907     18,907      100,000       39,141       39,141       100,000
      18    44,309      8,716       8,716      100,000     19,834     19,834      100,000       43,808       43,808       100,000
      19    48,099      8,269       8,269      100,000     20,671     20,671      100,000       48,967       48,967       100,000
      20    52,079      7,633       7,633      100,000     21,399     21,399      100,000       54,693       54,693       100,000
      21    56,258      6,786       6,786      100,000     21,997     21,997      100,000       61,075       61,075       100,000
      22    60,646      5,705       5,705      100,000     22,444     22,444      100,000       68,226       68,226       100,000
      23    65,253      4,364       4,364      100,000     22,716     22,716      100,000       76,282       76,282       100,000
      24    70,091      2,729       2,729      100,000     22,784     22,784      100,000       85,412       85,412       100,000
      25    75,170       757         757       100,000     22,607     22,607      100,000       95,635       95,635       110,936
      26    80,504       (*)         (*)         (*)       22,129     22,129      100,000       106,895      106,895      122,929
      27    86,104       (*)         (*)         (*)       21,278     21,278      100,000       119,342      119,342      134,857
      28    91,984       (*)         (*)         (*)       19,961     19,961      100,000       133,119      133,119      147,762
      29    98,158       (*)         (*)         (*)       18,065     18,065      100,000       148,390      148,390      161,745
      30   104,641       (*)         (*)         (*)       15,459     15,459      100,000       165,355      165,355      176,930

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE
      FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                      DEATH BENEFIT OPTION 2
                                         $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 45

                                                          CURRENT VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           ------------------------               -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        930         33        100,930       999        101       100,999        1,068         170        101,068
       2    3,229       1,892        994       101,892      2,089      1,192      102,089        2,295        1,397       102,295
       3    4,965       2,824       2,017      102,824      3,212      2,405      103,212        3,634        2,826       103,634
       4    6,788       3,727       3,009      103,727      4,370      3,652      104,370        5,095        4,377       105,095
       5    8,703       4,599       3,971      104,599      5,561      4,933      105,561        6,691        6,063       106,691
       6    10,713      5,441       4,902      105,441      6,788      6,249      106,788        8,435        7,897       108,435
       7    12,824      6,251       5,802      106,251      8,051      7,602      108,051       10,342        9,893       110,342
       8    15,040      7,029       6,670      107,029      9,350      8,991      109,350       12,428       12,069       112,428
       9    17,367      7,774       7,505      107,774     10,686     10,417      110,686       14,711       14,442       114,711
      10    19,810      8,486       8,486      108,486     12,060     12,060      112,060       17,210       17,210       117,210
      11    22,376      9,164       9,164      109,164     13,472     13,472      113,472       19,948       19,948       119,948
      12    25,069      9,807       9,807      109,807     14,922     14,922      114,922       22,947       22,947       122,947
      13    27,898      10,413     10,413      110,413     16,412     16,412      116,412       26,237       26,237       126,237
      14    30,868      10,983     10,983      110,983     17,942     17,942      117,942       29,855       29,855       129,855
      15    33,986      11,470     11,470      111,470     19,464     19,464      119,464       33,787       33,787       133,787
      16    37,261      11,853     11,853      111,853     20,958     20,958      120,958       38,046       38,046       138,046
      17    40,699      12,126     12,126      112,126     22,412     22,412      122,412       42,659       42,659       142,659
      18    44,309      12,279     12,279      112,279     23,814     23,814      123,814       47,652       47,652       147,652
      19    48,099      12,316     12,316      112,316     25,165     25,165      125,165       53,071       53,071       153,071
      20    52,079      12,261     12,261      112,261     26,489     26,489      126,489       58,985       58,985       158,985
      21    56,258      12,061     12,061      112,061     27,728     27,728      127,728       65,391       65,391       165,391
      22    60,646      11,716     11,716      111,716     28,876     28,876      128,876       72,340       72,340       172,340
      23    65,253      11,210     11,210      111,210     29,912     29,912      129,912       79,875       79,875       179,875
      24    70,091      10,529     10,529      110,529     30,811     30,811      130,811       88,040       88,040       188,040
      25    75,170      9,655       9,655      109,655     31,548     31,548      131,548       96,885       96,885       196,885
      26    80,504      8,572       8,572      108,572     32,094     32,094      132,094       106,464      106,464      206,464
      27    86,104      7,265       7,265      107,265     32,423     32,423      132,423       116,838      116,838      216,838
      28    91,984      5,717       5,717      105,717     32,502     32,502      132,502       128,074      128,074      228,074
      29    98,158      3,906       3,906      103,906     32,293     32,293      132,293       140,238      140,238      240,238
      30   104,641      1,804       1,804      101,804     31,750     31,750      131,750       153,401      153,401      253,401

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
      POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND
      4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 2
                                         $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 45

                                                        GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    1,575        930         32        100,930       998        101       100,998        1,067         170        101,067
       2    3,229       1,850        953       101,850      2,046      1,148      102,046        2,250        1,353       102,250
       3    4,965       2,729       1,921      102,729      3,111      2,304      103,111        3,527        2,719       103,527
       4    6,788       3,564       2,846      103,564      4,193      3,475      104,193        4,904        4,186       104,904
       5    8,703       4,353       3,725      104,353      5,288      4,660      105,288        6,388        5,760       106,388
       6    10,713      5,091       4,553      105,091      6,392      5,853      106,392        7,987        7,449       107,987
       7    12,824      5,773       5,324      105,773      7,499      7,051      107,499        9,706        9,257       109,706
       8    15,040      6,393       6,034      106,393      8,603      8,244      108,603       11,550       11,191       111,550
       9    17,367      6,943       6,674      106,943      9,695      9,425      109,695       13,523       13,254       113,523
      10    19,810      7,417       7,417      107,417     10,766     10,766      110,766       15,632       15,632       115,632
      11    22,376      7,808       7,808      107,808     11,808     11,808      111,808       17,884       17,884       117,884
      12    25,069      8,110       8,110      108,110     12,812     12,812      112,812       20,284       20,284       120,284
      13    27,898      8,320       8,320      108,320     13,771     13,771      113,771       22,845       22,845       122,845
      14    30,868      8,427       8,427      108,427     14,672     14,672      114,672       25,572       25,572       125,572
      15    33,986      8,421       8,421      108,421     15,501     15,501      115,501       28,478       28,478       128,478
      16    37,261      8,292       8,292      108,292     16,240     16,240      116,240       31,569       31,569       131,569
      17    40,699      8,024       8,024      108,024     16,870     16,870      116,870       34,850       34,850       134,850
      18    44,309      7,600       7,600      107,600     17,364     17,364      117,364       38,320       38,320       138,320
      19    48,099      6,999       6,999      106,999     17,693     17,693      117,693       41,975       41,975       141,975
      20    52,079      6,203       6,203      106,203     17,830     17,830      117,830       45,816       45,816       145,816
      21    56,258      5,195       5,195      105,195     17,743     17,743      117,743       49,840       49,840       149,840
      22    60,646      3,959       3,959      103,959     17,404     17,404      117,404       54,048       54,048       154,048
      23    65,253      2,480       2,480      102,480     16,783     16,783      116,783       58,442       58,442       158,442
      24    70,091       737         737       100,737     15,841     15,841      115,841       63,016       63,016       163,016
      25    75,170       (*)         (*)         (*)       14,532     14,532      114,532       67,757       67,757       167,757
      26    80,504       (*)         (*)         (*)       12,796     12,796      112,796       72,639       72,639       172,639
      27    86,104       (*)         (*)         (*)       10,557     10,557      110,557       77,621       77,621       177,621
      28    91,984       (*)         (*)         (*)        7,728      7,728      107,728       82,647       82,647       182,647
      29    98,158       (*)         (*)         (*)        4,212      4,212      104,212       87,651       87,651       187,651
      30   104,641       (*)         (*)         (*)         (*)        (*)         (*)         92,572       92,572       192,572

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE
      FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.




                                                      DEATH BENEFIT OPTION 1
                                         $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                          CURRENT VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    2,625       1,409        246       100,000      1,519       357       100,000        1,630         467        100,000
       2    5,381       2,852       1,690      100,000      3,165      2,002      100,000        3,492        2,329       100,000
       3    8,275       4,271       3,225      100,000      4,883      3,837      100,000        5,548        4,502       100,000
       4    11,314      5,666       4,736      100,000      6,678      5,748      100,000        7,823        6,893       100,000
       5    14,505      7,036       6,222      100,000      8,553      7,740      100,000       10,341        9,527       100,000
       6    17,855      8,382       7,685      100,000     10,515      9,818      100,000       13,132       12,435       100,000
       7    21,373      9,704       9,123      100,000     12,568     11,987      100,000       16,228       15,647       100,000
       8    25,066      11,003     10,538      100,000     14,718     14,253      100,000       19,666       19,201       100,000
       9    28,945      12,278     11,929      100,000     16,971     16,622      100,000       23,487       23,138       100,000
      10    33,017      13,529     13,529      100,000     19,334     19,334      100,000       27,741       27,741       100,000
      11    37,293      14,758     14,758      100,000     21,813     21,813      100,000       32,492       32,492       100,000
      12    41,782      15,810     15,810      100,000     24,272     24,272      100,000       37,675       37,675       100,000
      13    46,497      16,706     16,706      100,000     26,740     26,740      100,000       43,380       43,380       100,000
      14    51,446      17,465     17,465      100,000     29,246     29,246      100,000       49,705       49,705       100,000
      15    56,644      18,075     18,075      100,000     31,786     31,786      100,000       56,743       56,743       100,000
      16    62,101      18,441     18,441      100,000     34,292     34,292      100,000       64,565       64,565       100,000
      17    67,831      18,562     18,562      100,000     36,777     36,777      100,000       73,327       73,327       100,000
      18    73,848      18,409     18,409      100,000     39,234     39,234      100,000       83,206       83,206       100,000
      19    80,165      17,976     17,976      100,000     41,676     41,676      100,000       94,422       94,422       102,920
      20    86,798      17,269     17,269      100,000     44,131     44,131      100,000       106,964      106,964      114,452
      21    93,763      16,232     16,232      100,000     46,586     46,586      100,000       120,906      120,906      126,951
      22   101,076      14,811     14,811      100,000     49,036     49,036      100,000       136,314      136,314      143,130
      23   108,755      12,939     12,939      100,000     51,477     51,477      100,000       153,337      153,337      161,004
      24   116,818      10,538     10,538      100,000     53,908     53,908      100,000       172,134      172,134      180,740
      25   125,284      7,512       7,512      100,000     56,331     56,331      100,000       192,877      192,877      202,521
      26   134,173      3,781       3,781      100,000     58,766     58,766      100,000       215,759      215,759      226,547
      27   143,506       (*)         (*)         (*)       61,227     61,227      100,000       240,987      240,987      253,037
      28   153,307       (*)         (*)         (*)       63,732     63,732      100,000       268,798      268,798      282,238
      29   163,597       (*)         (*)         (*)       66,301     66,301      100,000       299,478      299,478      314,452
      30   174,402       (*)         (*)         (*)       68,958     68,958      100,000       333,301      333,301      349,966

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
      POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND
      4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 1
                                         $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                        GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    2,625       1,397        235       100,000      1,507       345       100,000        1,618         455        100,000
       2    5,381       2,737       1,574      100,000      3,045      1,883      100,000        3,368        2,205       100,000
       3    8,275       3,986       2,940      100,000      4,582      3,535      100,000        5,231        4,184       100,000
       4    11,314      5,139       4,209      100,000      6,110      5,180      100,000        7,214        6,284       100,000
       5    14,505      6,185       5,372      100,000      7,622      6,808      100,000        9,324        8,510       100,000
       6    17,855      7,116       6,419      100,000      9,107      8,409      100,000       11,568       10,870       100,000
       7    21,373      7,920       7,339      100,000     10,554      9,973      100,000       13,956       13,375       100,000
       8    25,066      8,579       8,114      100,000     11,945     11,480      100,000       16,493       16,028       100,000
       9    28,945      9,077       8,728      100,000     13,263     12,914      100,000       19,188       18,839       100,000
      10    33,017      9,395       9,395      100,000     14,489     14,489      100,000       22,053       22,053       100,000
      11    37,293      9,515       9,515      100,000     15,605     15,605      100,000       25,109       25,109       100,000
      12    41,782      9,420       9,420      100,000     16,593     16,593      100,000       28,387       28,387       100,000
      13    46,497      9,089       9,089      100,000     17,432     17,432      100,000       31,925       31,925       100,000
      14    51,446      8,497       8,497      100,000     18,097     18,097      100,000       35,761       35,761       100,000
      15    56,644      7,606       7,606      100,000     18,550     18,550      100,000       39,941       39,941       100,000
      16    62,101      6,366       6,366      100,000     18,743     18,743      100,000       44,518       44,518       100,000
      17    67,831      4,709       4,709      100,000     18,611     18,611      100,000       49,558       49,558       100,000
      18    73,848      2,548       2,548      100,000     18,068     18,068      100,000       55,145       55,145       100,000
      19    80,165       (*)         (*)         (*)       17,014     17,014      100,000       61,395       61,395       100,000
      20    86,798       (*)         (*)         (*)       15,337     15,337      100,000       68,473       68,473       100,000
      21    93,763       (*)         (*)         (*)       12,908     12,908      100,000       76,601       76,601       100,000
      22   101,076       (*)         (*)         (*)        9,572      9,572      100,000       86,075       86,075       100,000
      23   108,755       (*)         (*)         (*)        5,133      5,133      100,000       97,279       97,279       102,143
      24   116,818       (*)         (*)         (*)         (*)        (*)         (*)         109,889      109,889      115,383
      25   125,284       (*)         (*)         (*)         (*)        (*)         (*)         123,768      123,768      129,957
      26   134,173       (*)         (*)         (*)         (*)        (*)         (*)         139,031      139,031      145,982
      27   143,506       (*)         (*)         (*)         (*)        (*)         (*)         155,796      155,796      163,586
      28   153,307       (*)         (*)         (*)         (*)        (*)         (*)         174,189      174,189      182,899
      29   163,597       (*)         (*)         (*)         (*)        (*)         (*)         194,340      194,340      204,057
      30   174,402       (*)         (*)         (*)         (*)        (*)         (*)         216,385      216,385      227,204

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE
      FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 2
                                         $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                          CURRENT VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    2,625       1,393        231       101,393      1,503       340       101,503        1,613         450        101,613
       2    5,381       2,810       1,647      102,810      3,117      1,955      103,117        3,439        2,277       103,439
       3    8,275       4,189       3,143      104,189      4,788      3,741      104,788        5,439        4,393       105,439
       4    11,314      5,531       4,601      105,531      6,515      5,585      106,515        7,630        6,700       107,630
       5    14,505      6,836       6,022      106,836      8,303      7,489      108,303       10,031        9,217       110,031
       6    17,855      8,103       7,406      108,103     10,152      9,455      110,152       12,664       11,967       112,664
       7    21,373      9,333       8,752      109,333     12,066     11,485      112,066       15,554       14,973       115,554
       8    25,066      10,526     10,061      110,526     14,047     13,582      114,047       18,727       18,262       118,727
       9    28,945      11,682     11,333      111,682     16,097     15,748      116,097       22,213       21,864       122,213
      10    33,017      12,800     12,800      112,800     18,220     18,220      118,220       26,045       26,045       126,045
      11    37,293      13,880     13,880      113,880     20,417     20,417      120,417       30,272       30,272       130,272
      12    41,782      14,740     14,740      114,740     22,504     22,504      122,504       34,740       34,740       134,740
      13    46,497      15,402     15,402      115,402     24,495     24,495      124,495       39,497       39,497       139,497
      14    51,446      15,887     15,887      115,887     26,410     26,410      126,410       44,595       44,595       144,595
      15    56,644      16,180     16,180      116,180     28,229     28,229      128,229       50,053       50,053       150,053
      16    62,101      16,164     16,164      116,164     29,823     29,823      129,823       55,783       55,783       155,783
      17    67,831      15,844     15,844      115,844     31,182     31,182      131,182       61,816       61,816       161,816
      18    73,848      15,186     15,186      115,186     32,257     32,257      132,257       68,146       68,146       168,146
      19    80,165      14,197     14,197      114,197     33,034     33,034      133,034       74,806       74,806       174,806
      20    86,798      12,896     12,896      112,896     33,515     33,515      133,515       81,850       81,850       181,850
      21    93,763      11,233     11,233      111,233     33,629     33,629      133,629       89,262       89,262       189,262
      22   101,076      9,169       9,169      109,169     33,313     33,313      133,313       97,036       97,036       197,036
      23   108,755      6,658       6,658      106,658     32,493     32,493      132,493       105,158      105,158      205,158
      24   116,818      3,656       3,656      103,656     31,092     31,092      131,092       113,612      113,612      213,612
      25   125,284       115         115       100,115     29,026     29,026      129,026       122,378      122,378      222,378
      26   134,173       (*)         (*)         (*)       26,244     26,244      126,244       131,472      131,472      231,472
      27   143,506       (*)         (*)         (*)       22,664     22,664      122,664       140,881      140,881      240,881
      28   153,307       (*)         (*)         (*)       18,204     18,204      118,204       150,590      150,590      250,590
      29   163,597       (*)         (*)         (*)       12,762     12,762      112,762       160,562      160,562      260,562
      30   174,402       (*)         (*)         (*)        6,207      6,207      106,207       170,740      170,740      270,740

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST
      POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE TARGET PREMIUM AND
      4% ON PREMIUMS IN EXCESS OF TARGET FOR ANY SINGLE POLICY YEAR.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                      DEATH BENEFIT OPTION 2
                                         $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                                                    MALE: NON-TOBACCO: AGE 55

                                                        GUARANTEED VALUES


                                0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                            -----------------------           -----------------------                -----------------------
           PREMIUMS
          PAID PLUS                 CASH                               CASH                                   CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR         DEATH
    YEAR    AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE       BENEFIT       VALUE        VALUE       BENEFIT
    ----    -----       -----       -----      -------      -----      -----       -------       -----        -----       -------

       1    2,625       1,382        219       101,382      1,491       328       101,491        1,600         438        101,600
       2    5,381       2,692       1,529      102,692      2,995      1,833      102,995        3,313        2,150       103,313
       3    8,275       3,897       2,850      103,897      4,478      3,432      104,478        5,112        4,065       105,112
       4    11,314      4,987       4,057      104,987      5,928      4,998      105,928        6,996        6,066       106,996
       5    14,505      5,953       5,139      105,953      7,331      6,517      107,331        8,962        8,148       108,962
       6    17,855      6,781       6,084      106,781      8,671      7,973      108,671       11,004       10,306       111,004
       7    21,373      7,461       6,880      107,461      9,930      9,349      109,930       13,114       12,533       113,114
       8    25,066      7,972       7,507      107,972     11,083     10,618      111,083       15,279       14,814       115,279
       9    28,945      8,295       7,946      108,295     12,102     11,753      112,102       17,479       17,131       117,479
      10    33,017      8,411       8,411      108,411     12,960     12,960      112,960       19,698       19,698       119,698
      11    37,293      8,305       8,305      108,305     13,630     13,630      113,630       21,916       21,916       121,916
      12    41,782      7,959       7,959      107,959     14,082     14,082      114,082       24,114       24,114       124,114
      13    46,497      7,358       7,358      107,358     14,289     14,289      114,289       26,274       26,274       126,274
      14    51,446      6,483       6,483      106,483     14,214     14,214      114,214       28,371       28,371       128,371
      15    56,644      5,306       5,306      105,306     13,813     13,813      113,813       30,364       30,364       130,364
      16    62,101      3,789       3,789      103,789     13,027     13,027      113,027       32,196       32,196       132,196
      17    67,831      1,883       1,883      101,883     11,784     11,784      111,784       33,796       33,796       133,796
      18    73,848       (*)         (*)         (*)        9,996      9,996      109,996       35,068       35,068       135,068
      19    80,165       (*)         (*)         (*)        7,570      7,570      107,570       35,908       35,908       135,908
      20    86,798       (*)         (*)         (*)        4,420      4,420      104,420       36,209       36,209       136,209
      21    93,763       (*)         (*)         (*)         464        464       100,464       35,865       35,865       135,865
      22   101,076       (*)         (*)         (*)         (*)        (*)         (*)         34,762       34,762       134,762
      23   108,755       (*)         (*)         (*)         (*)        (*)         (*)         32,781       32,781       132,781
      24   116,818       (*)         (*)         (*)         (*)        (*)         (*)         29,782       29,782       129,782
      25   125,284       (*)         (*)         (*)         (*)        (*)         (*)         25,585       25,585       125,585
      26   134,173       (*)         (*)         (*)         (*)        (*)         (*)         19,965       19,965       119,965
      27   143,506       (*)         (*)         (*)         (*)        (*)         (*)         12,651       12,651       112,651
      28   153,307       (*)         (*)         (*)         (*)        (*)         (*)          3,315        3,315       103,315
      29   163,597       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)
      30   174,402       (*)         (*)         (*)         (*)        (*)         (*)           (*)          (*)          (*)

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)   GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE
      FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3)   NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN
      THE PROSPECTUS APPENDIX.


(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX 3

The following performance tables display historical investment results of the Underlying Mutual Fund Sub-Accounts of the Variable Account. This information may be useful in helping potential investors in deciding which Underlying Mutual Fund Sub-Accounts to choose and in assessing the competence of the Underlying Mutual Funds' investment advisers. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the Underlying Mutual Funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the Underlying Mutual Fund Sub-Accounts are not guaranteed and will fluctuate so that a Policy Owner's units, when redeemed, may be worth more or less than their original cost.


                                                               FUND PERFORMANCE TABLE

                               ===========================================================================================
                                                Annual Percentage  Change       Non annualized Percentage Change
==========================================================================================================================
                                  Fund      Unit                        1 mo   1/1/97   1 Yrs   3 Yrs.  5 yrs.  Inception
  UNDERLYING MUTUAL FUND        Inception  Values   1994   1995  1996    to      to      to      to      to        to
                                  Date**   3/31/97                     3/31/97 3/31/97 3/31/97 3/31/97 3/31/97  3/31/97
==========================================================================================================================
NSAT Capital Appreciation Fund  04/15/92    11.85  -0.90  29.35  26.14  -3.23   2.06    19.06   71.54     N/A     91.34
--------------------------------------------------------------------------------------------------------------------------
NSAT Government Bond Fund       11/08/82    10.62  -3.23  18.74   3.49  -0.99  -0.54     5.24   21.62   42.51    262.20
--------------------------------------------------------------------------------------------------------------------------
NSAT Money Market Fund          11/10/81    10.47   3.88   5.64   5.13   0.43   1.24     5.10   15.98   22.92    188.45
--------------------------------------------------------------------------------------------------------------------------
NSAT Small Company Fund         10/23/95     9.99    N/A    N/A  22.83  -3.94  -5.11     7.97     N/A     N/A     33.30
--------------------------------------------------------------------------------------------------------------------------
NSAT Total Return Fund          11/08/82    11.70   1.07  29.09  21.84  -3.31   2.22    17.67   66.13   92.66    670.93
==========================================================================================================================


                               =============================
                                Annualized Percentage Change
============================================================
                                  3 Yrs.  5 yrs. Inception
  UNDERLYING MUTUAL FUND            to     to       to
                                  3/31/97 3/31/97 3/31/97
============================================================
NSAT Capital Appreciation Fund    19.71    N/A   13.98
------------------------------------------------------------
NSAT Government Bond Fund          6.74   7.34    9.35
------------------------------------------------------------
NSAT Money Market Fund             5.07   4.21    7.13
------------------------------------------------------------
NSAT Small Company Fund             N/A    N/A   22.13
------------------------------------------------------------
NSAT Total Return Fund            18.44  14.01   15.24
============================================================


The above table displays three types of total return. Simply stated, total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of applicable investment advisory fees and other expenses of the Underlying Mutual Funds. The total return figures shown in the Annual Percentage Change and Annualized Percentage Change columns represent annualized figures, i.e., they show the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE DEDUCTIONS FROM PREMIUMS, COST OF INSURANCE CHARGES, MORTALITY AND EXPENSE RISK CHARGES, SURRENDER CHARGES AND A MONTHLY ADMINISTRATIVE CHARGE.


The Underlying Mutual Fund Inception Date is the date the Underlying Mutual Fund first became effective, which is not necessarily the same date the Underlying Mutual Fund was first made available through the Variable Account. For those Underlying Mutual Funds which have not been offered as Sub-Accounts through the Variable Account for one of the quoted periods, the total return figures will show the investment performance such Underlying Mutual Funds would have achieved (reduced by Fund investment advisory fees and expenses) had they been offered as Sub-Accounts through the Variable Account for the period quoted. Certain Underlying Mutual Funds are not as old as some of the periods quoted, therefore, total return figures may not be available for all of the periods shown.


                                                            CASH VALUE PERFORMANCE TABLE

                               =================================================================================================
                                             1 Year to       2 Years to     3 Years to        5 Years to        10 Years to
                                              3/31/97         3/31/97        3/31/97            3/31/97           3/31/97
================================================================================================================================
                                  FUND              CASH          CASH             CASH               CASH               CASH
  UNDERLYING MUTUAL FUND       INCEPTION   ACCUM    SURR.  ACCUM  SURR.   ACCUM    SURR.     ACCUM    SURR.    ACCUM     SURR.
                                  DATE**   VALUE    VALUE  VALUE  VALUE   VALUE    VALUE     VALUE    VALUE    VALUE     VALUE
================================================================================================================================

NSAT Capital Appreciation Fund   04/15/92  $9,210  $4,377   N/A    N/A   $34,619  $30,269     N/A      N/A      N/A       N/A
--------------------------------------------------------------------------------------------------------------------------------
NSAT Government Bond Fund        11/08/82  $8,056  $3,223   N/A    N/A   $26,286  $21,936   $46,624  $43,241  $120,376  $120,376
--------------------------------------------------------------------------------------------------------------------------------
NSAT Money Market Fund           11/10/81  $8,040  $3,207   N/A    N/A   $25,346  $20,997   $43,634  $40,250  $100,689  $100,689
--------------------------------------------------------------------------------------------------------------------------------
NSAT Small Company Fund          10/23/95  $8.375  $3,542   N/A    N/A     N/A      N/A       N/A       N/A      N/A       N/A
--------------------------------------------------------------------------------------------------------------------------------
NSAT Total Return Fund           11/08/82  $9,093  $4,260   N/A    N/A   $33,445  $29,095   $61,480  $58,097  $164,535  $164,535
================================================================================================================================


                               ====================
                                  Inception to
                                    3/31/97
===================================================
                                          Cash
  UNDERLYING MUTUAL FUND           ACCUM    Surr.
                                   VALUE    Value
===================================================

NSAT Capital Appreciation Fund    $62,850   $59,467
---------------------------------------------------
NSAT Government Bond Fund        $228,753  $228,753
---------------------------------------------------
NSAT Money Market Fund           $198,866  $198,866
---------------------------------------------------
NSAT Small Company Fund           $18,857   $14,023
---------------------------------------------------
NSAT Total Return Fund           $378,940  $378,940
===================================================



The above Cash-Value performance table shows the effect of the performance quoted on Cash Values and Cash Surrender Values, based on a hypothetical annual premium of $10,000 for a 45 year-old male, non-tobacco preferred, with death benefit option 1 and an initial specified amount of $499,021 (based on a guideline-level premium of $10,000 issued on a preferred basis). The Cash Surrender Value figures reflect the deduction of all applicable Policy Charges, including a deduction from each premium payment, a mortality and expense risk charge, applicable cost of insurance charges, surrender charges, and a monthly administrative charge (and the deduction of applicable investment advisory fees and other expenses of the Underlying Mutual Funds). See the "Policy Charges" section for more information about these charges. The cost of insurance charges may be higher or lower for purchasers who do not meet the profile of the hypothetical purchaser. Illustrations reflecting a potential purchaser's specific characteristics are available from the Company upon request.


**The Underlying Mutual Fund Inception Date is the date the Underlying Mutual Fund first became effective, which is not necessarily the same date the Underlying Mutual Fund was first made available through the Variable Account. For those Underlying Mutual Funds which have not been offered as Sub-Accounts through the Variable Account for one of the quoted periods, the Cash Values will show the investment performance such Underlying Mutual Funds would have achieved (reduced by Underlying Mutual Fund investment advisory fees and expenses) had they been offered as Sub-Accounts through the Variable Account for the period quoted. Certain Underlying Mutual Funds are not as old as some of the periods quoted, therefore, the Cash Values may not be available for all of the periods shown.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Board of Directors
Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
January 31, 1997



               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1996 and 1995
                                ($000's omitted)

                                        Assets                                                1996               1995
                                        ------                                          -----------------   ----------------
Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $11,970,878 in 1996; $11,862,556 in 1995)             $12,304,639          12,485,564
      Equity securities (cost $43,890 in 1996; $23,617 in 1995)                                  59,131              29,953
   Mortgage loans on real estate, net                                                         5,272,119           4,602,764
   Real estate, net                                                                             265,759             229,442
   Policy loans                                                                                 371,816             336,356
   Other long-term investments                                                                   28,668              61,989
   Short-term investments (note 13)                                                               4,789              32,792
                                                                                        -----------------   ----------------
                                                                                             18,306,921          17,778,860
                                                                                        -----------------   ----------------

Cash                                                                                             43,784               9,455
Accrued investment income                                                                       210,182             212,963
Deferred policy acquisition costs                                                             1,366,509           1,020,356
Investment in subsidiaries classified as discontinued operations (notes 1 and 2)                485,707             506,677
Other assets (note 6)                                                                           426,441             388,214
Assets held in Separate Accounts (note 8)                                                    26,926,702          18,591,108
                                                                                        -----------------   ----------------
                                                                                            $47,766,246          38,507,633
                                                                                        =================   ================

                         Liabilities and Shareholder's Equity
                         ------------------------------------

Future policy benefits and claims (notes 6 and 8)                                           $17,179,060          16,358,614
Policyholders' dividend accumulations                                                           361,401             348,027
Other policyholder funds                                                                         60,073              65,297
Accrued federal income tax (note 7):
   Current                                                                                       30,170              35,301
   Deferred                                                                                     162,212             246,627
                                                                                        -----------------   ----------------
                                                                                                192,382             281,928
                                                                                        -----------------   ----------------

Dividend payable to shareholder (notes 1 and 2)                                                 485,707                   -
Other liabilities                                                                               423,047             234,147
Liabilities related to Separate Accounts (note 8)                                            26,926,702          18,591,108
                                                                                        -----------------   ----------------
                                                                                             45,628,372          35,879,121
                                                                                        -----------------   ----------------

Commitments and contingencies (notes 6, 9 and 15)

Shareholder's equity (notes 3, 4, 5, 12 and 13):
   Capital shares, $1 par value.  Authorized 5,000,000 shares, issued and
      outstanding 3,814,779 shares                                                                3,815               3,815
   Additional paid-in capital                                                                   527,874             657,118
   Retained earnings                                                                          1,432,593           1,583,275
   Unrealized gains on securities available-for-sale, net                                       173,592             384,304
                                                                                        -----------------   ----------------
                                                                                              2,137,874           2,628,512
                                                                                        -----------------   ----------------
                                                                                            $47,766,246          38,507,633
                                                                                        =================   ================


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                   1996            1995            1994
                                                                              ---------------  --------------  -------------
Revenues (note 16):
   Investment product and universal life insurance product policy charges       $   400,902        286,534         217,245
   Traditional life insurance premiums                                              198,642        199,106         176,658
   Net investment income (note 5)                                                 1,357,759      1,294,033       1,210,811
   Realized losses on investments  (note 5)                                            (326)        (1,724)        (16,527)
   Other income                                                                      35,861         20,702          11,312
                                                                              ---------------  --------------  -------------
                                                                                  1,992,838      1,798,651       1,599,499
                                                                              ---------------  --------------  -------------
Benefits and expenses:
   Benefits and claims                                                            1,160,580      1,115,493         992,667
   Provision for policyholders' dividends on participating policies (note 12)        40,973         39,937          38,754
   Amortization of deferred policy acquisition costs                                133,394         82,695          85,568
   Other operating expenses (note 13)                                               342,394        272,954         240,652
                                                                              ---------------  --------------  -------------
                                                                                  1,677,341      1,511,079       1,357,641
                                                                              ---------------  --------------  -------------
      Income from continuing operations before federal income tax expense           315,497        287,572         241,858
                                                                              ---------------  --------------  -------------

Federal income tax expense (benefit) (note 7):
   Current                                                                          116,512         88,700          73,559
   Deferred                                                                          (5,623)        11,108           5,030
                                                                              ---------------  --------------  -------------
                                                                                    110,889         99,808          78,589
                                                                              ---------------  --------------  -------------
      Income from continuing operations                                             204,608        187,764         163,269

Income from discontinued operations (less federal income tax expense of
   $4,453, $7,446 and $10,915 in 1996, 1995 and 1994, respectively) (note 2)         11,324         24,714          20,459
                                                                              ---------------  --------------  -------------

      Net income                                                                $   215,932        212,478         183,728
                                                                              ===============  ==============  =============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                             Unrealized
                                                                                           gains (losses)
                                                             Additional                    on securities        Total
                                                 Capital      paid-in        Retained      available-for-   shareholder's
                                                  shares      capital        earnings        sale, net          equity
                                                ----------- ------------- --------------- ----------------- ---------------
1994:
   Balance, beginning of year                       $3,815      406,089       1,194,519             6,745       1,611,168
   Capital contribution                                  -      200,000               -                 -         200,000
   Net income                                            -            -         183,728                 -         183,728
   Adjustment for change in accounting for
      certain investments in debt and equity
      securities, net (note 4)                           -            -               -           212,553         212,553
   Unrealized losses on securities available-
      for-sale, net                                      -            -               -          (338,971)       (338,971)
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      606,089       1,378,247          (119,673)      1,868,478
                                                =========== ============= =============== ================= ===============

1995:
   Balance, beginning of year                        3,815      606,089       1,378,247          (119,673)      1,868,478
   Capital contribution (note 13)                        -       51,029               -            (4,111)         46,918
   Dividends to shareholder                              -            -          (7,450)                -          (7,450)
   Net income                                            -            -         212,478                 -         212,478
   Unrealized gains on securities available-
      for-sale, net                                      -            -               -           508,088         508,088
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      657,118       1,583,275           384,304       2,628,512
                                                =========== ============= =============== ================= ===============

1996:
   Balance, beginning of year                        3,815      657,118       1,583,275           384,304       2,628,512
   Capital contribution (note 13)                        -           25               5                 -              30
   Dividends to shareholder                              -     (129,269)       (366,619)          (39,819)       (535,707)
   Net income                                            -            -         215,932                 -         215,932
   Unrealized losses on securities available-
      for-sale, net                                      -            -               -          (170,893)       (170,893)
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      527,874       1,432,593           173,592       2,137,874
                                                =========== ============= =============== ================= ===============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                       1996            1995            1994
                                                                                 ---------------- --------------- ---------------
  Cash flows from operating activities:
     Net income                                                                    $    215,932        212,478         183,728
     Adjustments to reconcile net income to net cash provided by operating activities:
           Capitalization of deferred policy acquisition costs                         (422,572)      (321,327)       (242,431)
           Amortization of deferred policy acquisition costs                            133,394         82,695          85,568
           Amortization and depreciation                                                  6,962         10,234           3,603
           Realized (gains) losses on invested assets, net                                 (284)         3,250          16,094
           Deferred federal income tax expense (benefit)                                  7,603        (30,673)          9,946
           Decrease (increase) in accrued investment income                               2,781        (16,999)        (12,808)
           (Increase) decrease in other assets                                          (38,876)        39,880        (102,676)
           Increase in policy liabilities                                               305,755        135,937         118,361
           Increase in policyholders' dividend accumulations                             13,374         12,639          15,298
           (Decrease) increase in accrued federal income tax payable                     (5,131)        30,836          (5,714)
           Increase in other liabilities                                                188,900         26,851             506
           Other, net                                                                   (61,679)         1,832         (29,595)
                                                                                 ---------------  --------------- ---------------
              Net cash provided by operating activities                                 346,159        187,633          39,880
                                                                                 ---------------- --------------- ---------------

  Cash flows from investing activities:
     Proceeds from maturity of securities available-for-sale                          1,162,766        634,553         544,843
     Proceeds from sale of securities available-for-sale                                299,558        107,345         228,308
     Proceeds from maturity of fixed maturity securities held-to-maturity                     -        564,450         491,862
     Proceeds from repayments of mortgage loans on real estate                          309,050        207,832         190,574
     Proceeds from sale of real estate                                                   18,519         48,331          46,713
     Proceeds from repayments of policy loans and sale of other invested assets          22,795         53,587         120,506
     Cost of securities available-for-sale acquired                                  (1,573,640)    (1,942,413)     (1,816,370)
     Cost of fixed maturity securities held-to-maturity acquired                              -       (593,636)       (410,379)
     Cost of mortgage loans on real estate acquired                                    (972,776)      (796,026)       (471,570)
     Cost of real estate acquired                                                        (7,862)       (10,928)         (6,385)
     Policy loans issued and other invested assets acquired                             (57,740)       (75,910)        (65,302)
     Short-term investments, net                                                         28,003         77,837         (89,376)
     Purchase of affiliate (note 13)                                                          -              -        (155,000)
                                                                                ---------------- --------------- ---------------
              Net cash used in investing activities                                    (771,327)    (1,724,978)     (1,391,576)
                                                                                ---------------- --------------- ---------------

  Cash flows from financing activities:
     Proceeds from capital contributions                                                     30              -         200,000
     Dividends paid to shareholder                                                      (50,000)        (7,450)              -
     Increase in investment product and universal life insurance
        product account balances                                                      2,293,933      2,809,385       3,547,976
     Decrease in investment product and universal life insurance
        product account balances                                                     (1,784,466)    (1,258,758)     (2,412,595)
                                                                                ---------------- --------------- --------------
              Net cash provided by financing activities                                 459,497      1,543,177       1,335,381
                                                                                ---------------- --------------- --------------

  Net increase (decrease) in cash                                                        34,329          5,832         (16,315)

                                                                                 ---------------- --------------- ---------------
  Cash, beginning of year                                                                 9,455          3,623          19,938
                                                                                 ---------------- --------------- ---------------
  Cash, end of year                                                               $      43,784          9,455           3,623
                                                                                 ================ =============== ===============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1996, 1995 and 1994
                                ($000's omitted)

(1)      Organization and Description of Business
         ----------------------------------------

         Nationwide Life Insurance Company (NLIC) is a wholly owned subsidiary of Nationwide Corporation (Nationwide Corp.). Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Employers Life Insurance Company of Wausau and subsidiaries (ELICW), National Casualty Company (NCC), West Coast Life Insurance Company (WCLIC), Nationwide Advisory Services, Inc. (formerly Nationwide Financial Services, Inc.), Nationwide Investment Services Corporation (formerly PEBSCO Securities Corporation) (NISC) and NWE, Inc. NLIC and its subsidiaries are collectively referred to as "the Company."

         Nationwide Corp. formed Nationwide Financial Services, Inc. (NFS) in November 1996 as a holding company for NLIC and the other companies of the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. On January 27, 1997, Nationwide Corp. contributed to NFS the common stock of NLIC and three marketing and distribution companies. NFS is planning an initial public offering of its Class A common stock during the first quarter of 1997.

         In anticipation of the restructuring described above, on September 24, 1996, NLIC's Board of Directors declared a dividend payable January 1, 1997 to Nationwide Corp. consisting of the outstanding shares of common stock of certain subsidiaries (ELICW, NCC and WCLIC) that do not offer or distribute long-term savings and retirement products. In addition, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and another affiliate effective January 1, 1996. These subsidiaries and all accident and health and group life insurance business have been accounted for as discontinued operations for all periods presented. See notes 2 and 13.

         In addition, as part of the restructuring described above, NLIC intends to make an $850,000 distribution to NFS which will then make an equivalent distribution to Nationwide Corp.

         The Company is a leading provider of long-term savings and retirement products to retail and institutional customers and is subject to competition from other financial services providers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

              LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the consolidated financial statements. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

              CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)      Discontinued Operations
         -----------------------

         As discussed in note 1, NFS is a holding company for NLIC and certain other companies that offer or distribute long-term savings and retirement products. Prior to the contribution by Nationwide Corp. to NFS of the outstanding common stock of NLIC and other companies, NLIC effected certain transactions with respect to certain subsidiaries and lines of business that were unrelated to long-term savings and retirement products.

         On September 24, 1996, NLIC's Board of Directors declared a dividend to Nationwide Corp. consisting of the outstanding shares of common stock of three subsidiaries: ELICW, NCC and WCLIC. ELICW writes group accident and health and group life insurance business and maintains it offices in Wausau, Wisconsin. NCC is a property and casualty company that serves as a fronting company for a property and casualty subsidiary of Nationwide Mutual Insurance Company (NMIC), an affiliate. NCC maintains its offices in Scottsdale, Arizona. WCLIC writes high dollar term life insurance policies and is located in San Francisco, California. ELICW, NCC and WCLIC have been accounted for as discontinued operations for all periods presented. NLIC did not recognize any gain or loss on the disposal of these subsidiaries.

         A summary of the combined results of operations, including the results of the accident and health and group life insurance business ELICW assumed from NLIC in 1996, and assets and liabilities of ELICW, NCC and WCLIC as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                                    1996           1995          1994
                                                                                ------------   -----------   -----------

               Revenues                                                          $   668,870       422,149        84,226
               Net income                                                             11,324        26,456        11,753
               Assets, consisting primarily of investments                         3,029,293     2,967,326     2,537,692
               Liabilities, consisting primarily of policy benefits and claims     2,543,586     2,460,649     2,179,263

         During 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and NMIC, effective January 1, 1996. See note 13 for a complete discussion of the reinsurance agreements. NLIC has discontinued its accident and health and group life insurance business and in connection therewith has entered into reinsurance agreements to cede all existing and any future writings to other affiliated companies and will cease writing any new business prior to December 31, 1997. NLIC's accident and health and group life insurance business is accounted for as discontinued operations for all periods presented. NLIC did not recognize any gain or loss on the disposal of the accident and health and group life insurance business. The assets, liabilities, results of operations and activities of discontinued operations are distinguished physically, operationally and for financial reporting purposes from the remaining assets, liabilities, results of operations and activities of NLIC.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         A summary of the results of operations, net of amounts ceded to ELICW and NMIC in 1996, and assets and liabilities of NLIC's accident and health and group life insurance business as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                                    1996           1995          1994
                                                                                ------------   -----------   -----------

               Revenues                                                             $      -       354,788       362,476
               Net income (loss)                                                           -        (1,742)        8,706
               Assets, consisting primarily of investments                           259,185       239,426       234,082
               Liabilities, consisting primarily of policy benefits and claims       259,185       239,426       234,082

(3)      Summary of Significant Accounting Policies
         ------------------------------------------

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and its insurance subsidiaries, filed with the department of insurance of each insurance company's state of domicile, are prepared on the basis of accounting practices prescribed or permitted by each department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

         (a)  Consolidation Policy
              --------------------

              The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. Subsidiaries that are classified and reported as discontinued operations are not consolidated but rather are reported as "Investment in Subsidiaries Classified as Discontinued Operations" in the accompanying consolidated balance sheets and "Income for Discontinued Operations" in the accompanying consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

         (b)  Valuation of Investments and Related Gains and Losses
              -----------------------------------------------------

              The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1996 or 1995.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

         (c)  Revenues and Benefits
              ---------------------

              INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS:
              Investment products consist primarily of individual and group variable and fixed annuities, annuities without life contingencies and guaranteed investment contracts. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

              TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

              ACCIDENT AND HEALTH INSURANCE PRODUCTS: Accident and health insurance premiums are recognized as revenue over the terms of the policies. Policy claims are charged to expense in the period that the claims are incurred. All accident and health insurance business is accounted for as discontinued operations. See note 2.

         (d)  Deferred Policy Acquisition Costs
              ---------------------------------

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. For traditional life products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 3(b).

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         (e)  Separate Accounts
              -----------------

              Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

         (f)  Future Policy Benefits
              ----------------------

              Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

              Future policy benefits for traditional life insurance policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 6.

              Future policy benefits and claims for collectively renewable long-term disability policies and group long-term disability policies are the present value of amounts not yet due on reported claims and an estimate of amounts to be paid on incurred but unreported claims. The impact of reserve discounting is not material. Future policy benefits and claims on other group health insurance policies are not discounted. All health insurance business is accounted for as discontinued operations. See note 2.

         (g)  Participating Business
              ----------------------

              Participating business represents approximately 52% in 1996 (54% in 1995 and 55% in 1994) of the Company's life insurance in force, 78% in 1996 (79% in 1995 and 79% in 1994) of the number of life insurance policies in force, and 40% in 1996 (47% in 1995 and 51% in 1994) of life insurance premiums. The provision for policyholder dividends is based on current dividend scales. Future dividends are provided for ratably in future policy benefits based on dividend scales in effect at the time the policies were issued.

         (h)  Federal Income Tax
              ------------------

              The Company, with the exception of ELICW, files a consolidated federal income tax return with NMIC, the majority shareholder of Nationwide Corp. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed. Through 1994, ELICW filed a consolidated federal income tax return with Employers Insurance of Wausau A Mutual Company, an affiliate. Beginning in 1995, ELICW files a separate federal income tax return.

              The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         (i)  Reinsurance Ceded
              -----------------

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. All of the Company's accident and health and group life insurance business is ceded to affiliates and is accounted for as discontinued operations. See notes 2 and 13.

         (j)  Reclassification
              ----------------

              Certain items in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the 1996 presentation.


(4)      Change in Accounting Principle
         ------------------------------

         Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 115 - ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $6,299,665 and $6,721,714, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994 has been recorded as a direct credit to shareholder's equity as follows:

             Excess of fair value over amortized cost of fixed maturity
                securities available-for-sale                                         $ 422,049
             Adjustment to deferred policy acquisition costs                            (95,044)
             Deferred federal income tax                                               (114,452)
                                                                                    --------------
                                                                                      $ 212,553
                                                                                    ==============


(5)      Investments
         -----------

         The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1996:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
                                                                      cost           gains        losses       fair value
                                                                  ------------    ----------    -----------    -----------
             1996:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of
                   U.S. government corporations and agencies       $   275,696         4,795        (1,340)        279,151
                 Obligations of states and political subdivisions        6,242           450            (2)          6,690
                 Debt securities issued by foreign governments         100,656         2,141          (857)        101,940
                 Corporate securities                                7,999,310       285,946       (33,686)      8,251,570
                 Mortgage-backed securities                          3,588,974        91,438       (15,124)      3,665,288
                                                                   ------------    ----------   ------------   ------------
                     Total fixed maturity securities                11,970,878       384,770       (51,009)     12,304,639
               Equity securities                                        43,890        15,571          (330)         59,131
                                                                   ------------    ----------   ------------   ------------
                                                                   $12,014,768       400,341       (51,339)     12,363,770
                                                                   ============    ==========   ============   ============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1995:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
                                                                      cost           gains        losses       fair value
                                                                   ------------    ----------   -----------  ---------------
             1995:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of
                   U.S. government corporations and agencies       $   310,186        12,764           (1)         322,949
                 Obligations of states and political subdivisions        8,655         1,205           (1)           9,859
                 Debt securities issued by foreign governments         101,414         4,387          (66)         105,735
                 Corporate securities                                7,888,440       473,681      (25,742)       8,336,379
                 Mortgage-backed securities                          3,553,861       165,169       (8,388)       3,710,642
                                                                   ------------    ----------   -----------  ---------------
                     Total fixed maturity securities                11,862,556       657,206      (34,198)      12,485,564
               Equity securities                                        23,617         6,382          (46)          29,953
                                                                   ------------    ----------   -----------  ---------------
                                                                   $11,886,173       663,588      (34,244)      12,515,517
                                                                   ============    ==========   ===========  ===============


         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                   Amortized        Estimated
                                                                                      cost          fair value
                                                                                ---------------   --------------

             Fixed maturity securities available-for-sale:
                Due in one year or less                                         $     440,235          444,214
                Due after one year through five years                               3,937,010        4,053,152
                Due after five years through ten years                              2,809,813        2,871,806
                Due after ten years                                                 1,194,846        1,270,179
                                                                                ---------------   --------------
                                                                                    8,381,904        8,639,351

             Mortgage-backed securities                                             3,588,974        3,665,288
                                                                                ---------------   --------------
                                                                                  $11,970,878       12,304,639
                                                                                ===============   ==============


         The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

                                                                                   1996            1995
                                                                              ---------------  --------------

             Gross unrealized gains                                               $349,002         629,344
             Adjustment to deferred policy acquisition costs                       (81,939)       (138,914)
             Deferred federal income tax                                           (93,471)       (171,649)
                                                                              ---------------  --------------
                                                                                   173,592         318,781

             Unrealized gains on securities available-for-sale, net, of
                subsidiaries classified as discontinued operations (note 2)              -          65,523
                                                                              ---------------  --------------
                                                                                  $173,592         384,304
                                                                              ===============  ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:

                                                                          1996             1995            1994
                                                                     ---------------   -------------  --------------
             Securities available-for-sale:
                Fixed maturity securities                               $(289,247)         876,332       (675,373)
                Equity securities                                           8,905              (26)        (1,927)
             Fixed maturity securities held-to-maturity                         -           75,626       (398,183)
                                                                     ---------------   -------------  --------------
                                                                        $(280,342)         951,932     (1,075,483)
                                                                     ===============   =============  ==============

         Proceeds from the sale of securities available-for-sale during 1996, 1995 and 1994 were $299,558, $107,345 and $228,308, respectively.
         During 1996, gross gains of $6,606 ($4,838 and $3,045 in 1995 and 1994, respectively) and gross losses of $6,925 ($2,147 and $21,280 in 1995 and 1994, respectively) were realized on those sales.

         During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $25,429 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $3,535.

         As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995 the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $3,320,093, resulting in a gross unrealized gain of $155,940.

         Investments that were non-income producing for the twelve month period preceding December 31, 1996 amounted to $26,805 ($27,712 in 1995) and consisted of $248 ($6,982 in 1995) in fixed maturity securities, $20,633 ($14,740 in 1995) in real estate and $5,924 ($5,990 in 1995) in other long-term investments.

         Real estate is presented at cost less accumulated depreciation of $30,338 as of December 31, 1996 ($30,482 as of December 31, 1995) and
         valuation allowances of $15,219 as of December 31, 1996 ($25,819 as of December 31, 1995).

         The recorded investment of mortgage loans on real estate considered to be impaired (under SFAS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN as amended by SFAS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN-INCOME RECOGNITION AND DISCLOSURE) as of December 31, 1996 was $51,765 ($44,409 as of December 31, 1995),
         which includes $41,663 ($23,975 as of December 31, 1995) of impaired mortgage loans on real estate for which the related valuation allowance was $8,485 ($5,276 as of December 31, 1995) and $10,102 ($20,434 as of
         December 31, 1995) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1996, the average recorded investment in impaired mortgage loans on real estate was approximately $39,674 ($22,181 in 1995) and interest income recognized on those loans was $2,103 ($387 in 1995), which is equal to interest income recognized using a cash-basis method of income recognition.

         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

                                                                                   1996           1995
                                                                               -------------  --------------

             Allowance, beginning of year                                          $49,128         46,381
                  Additions charged to operations                                    4,497          7,433
                  Direct write-downs charged against the allowance                  (2,587)        (4,686)
                                                                               -------------  -------------
             Allowance, end of year                                                $51,038         49,128
                                                                               =============  ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         An analysis of investment income by investment type follows for the years ended December 31:

                                                                          1996             1995           1994
                                                                     ---------------   -------------  ------------
             Gross investment income:
                 Securities available-for-sale:
                   Fixed maturity securities                          $   917,135          685,787        647,927
                   Equity securities                                        1,291            1,330            509
                 Fixed maturity securities held-to-maturity                     -          201,808        185,938
                 Mortgage loans on real estate                            432,815          395,478        372,734
                 Real estate                                               44,332           38,344         40,170
                 Short-term investments                                     4,155           10,576          6,141
                 Other                                                      3,998            7,239          2,121
                                                                     ---------------   -------------  --------------
                       Total investment income                          1,403,726        1,340,562      1,255,540
             Less investment expenses                                      45,967           46,529         44,729
                                                                     ---------------   -------------  ---------------
                       Net investment income                           $1,357,759        1,294,033      1,210,811
                                                                     ===============   =============  ==============

         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                                        1996          1995          1994
                                                                     ------------  ------------  ------------
             Securities available-for-sale:
                Fixed maturity securities                              $(3,462)        4,213        (7,296)
                Equity securities                                        3,143         3,386         1,422
             Mortgage loans on real estate                              (4,115)       (7,091)      (20,446)
             Real estate and other                                       4,108        (2,232)        9,793
                                                                     ------------  ------------  ------------
                                                                      $   (326)       (1,724)      (16,527)
                                                                     ============  ============  ============

         Fixed maturity securities with an amortized cost of $6,161 and $5,592 as of December 31, 1996 and 1995, respectively, were on deposit with various regulatory agencies as required by law.

(6)      Future Policy Benefits and Claims
         ---------------------------------

         The liability for future policy benefits for investment contracts represents approximately 87% and 87% of the total liability for future policy benefits as of December 31, 1996 and 1995, respectively. The average interest rate credited on investment product policies was approximately 6.3%, 6.6% and 6.5% for the years ended December 31, 1996, 1995 and 1994, respectively.

         The liability for future policy benefits for traditional life insurance policies has been established based upon the following assumptions:

              Interest rates:  Interest rates vary as follows:
              --------------

                   Year of issue                Interest rates
                   -----------------   ----------------------------------------

                   1996                6.6%, not graded
                   1984-1995           6.0% to 10.5%, not graded
                   1966-1983           6.0% to 8.1%, graded over 20 years to 4.0% to 6.6%
                   1965 and prior      generally lower than post 1965 issues

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              WITHDRAWALS: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

              MORTALITY: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

         The Company has entered into a reinsurance contract to cede a portion of its general account individual annuity business to The Franklin Life Insurance Company (Franklin). Total recoveries due from Franklin were $240,451 and $245,255 as of December 31, 1996 and 1995, respectively. The contract is immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin has established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% of the reinsured reserves.

         The Company has reinsurance agreements with certain affiliates as described in note 13. All other reinsurance agreements are not material to either premiums or reinsurance recoverables.

(7)      Federal Income Tax
         -------------------

         The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 1996 and 1995 are as follows:

                                                                              1996               1995
                                                                        -----------------   ---------------
             Deferred tax assets:
                Future policy benefits                                        $175,571            149,192
                Liabilities in Separate Accounts                               188,426            129,120
                Mortgage loans on real estate and real estate                   23,366             25,165
                Other policyholder funds                                         7,407              7,424
                Other assets and other liabilities                              53,757             41,847
                                                                        -----------------   ---------------
                  Total gross deferred tax assets                              448,527            352,748
                  Less valuation allowances                                     (7,000)            (7,000)
                                                                        -----------------   ---------------
                  Net deferred tax assets                                      441,527            345,748
                                                                        =================   ===============

             Deferred tax liabilities:
                Deferred policy acquisition costs                              399,345            299,579
                Fixed maturity securities                                      133,210            227,345
                Deferred tax on realized investment gains                       37,597             40,634
                Equity securities and other long-term investments                8,210              3,780
                Other                                                           25,377             21,037
                                                                        -----------------   ---------------
                  Total gross deferred tax liabilities                         603,739            592,375
                                                                        -----------------   ---------------
                                                                              $162,212            246,627
                                                                        =================   ===============

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Nearly all future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. There has been no change in the valuation allowance for the years ended December 31, 1996, 1995 and 1994.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Total federal income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                                1996                    1995                    1994
                                                   ----------------------   ----------------------   ----------------------
                                                      Amount        %          Amount        %          Amount        %
                                                   ----------------------   ----------------------   ----------------------

             Computed (expected) tax expense          $110,424     35.0        $100,650     35.0         $84,650     35.0
             Tax exempt interest and dividends
                received deduction                        (212)    (0.1)            (18)    (0.0)           (130)    (0.1)
             Other, net                                    677      0.3            (824)    (0.3)         (5,931)    (2.5)
                                                   ------------  --------   ------------- --------   ------------- --------
               Total (effective rate of each year)    $110,889     35.2       $  99,808     34.7         $78,589     32.5
                                                   ============  ========   ============= ========   ============= ========

         Total federal income tax paid was $115,839, $51,840 and $83,239 during the years ended December 31, 1996, 1995 and 1994, respectively.


 (8)     Disclosures about Fair Value of Financial Instruments
         -----------------------------------------------------

         SFAS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

         These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              FIXED MATURITY AND EQUITY SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

              SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

              INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analyses. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

              POLICY RESERVES ON LIFE INSURANCE CONTRACTS: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

              POLICYHOLDERS' DIVIDEND ACCUMULATIONS AND OTHER POLICYHOLDER
              FUNDS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 9.

           Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1996 and 1995:

                                                                           1996                            1995
                                                             ------------------------------   -------------------------------
                                                                Carrying      Estimated          Carrying       Estimated
                                                                 amount       fair value          amount        fair value
                                                             ------------------------------   --------------- ---------------
               Assets
               ------
               Investments:
                  Securities available-for-sale:
                     Fixed maturity securities                 $12,304,639     12,304,639        12,485,564      12,485,564
                     Equity securities                              59,131         59,131            29,953          29,953
                  Mortgage loans on real estate, net             5,272,119      5,397,865         4,602,764       4,961,655
                  Policy loans                                     371,816        371,816           336,356         336,356
                  Short-term investments                             4,789          4,789            32,792          32,792
               Cash                                                 43,784         43,784             9,455           9,455
               Assets held in Separate Accounts                 26,926,702     26,926,702        18,591,108      18,591,108

               Liabilities
               -----------
               Investment contracts                             13,914,441     13,484,526        13,229,360      12,876,798
               Policy reserves on life insurance contracts       2,971,337      2,775,991         2,836,323       2,733,486
               Policyholders' dividend accumulations               361,401        361,401           348,027         348,027
               Other policyholder funds                             60,073         60,073            65,297          65,297
               Liabilities related to Separate Accounts         26,926,702     26,164,213        18,591,108      18,052,362

(9)      Additional Financial Instruments Disclosures
         --------------------------------------------

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $327,456 extending into 1997 were outstanding as of December 31, 1996.

         SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 21% (20% in 1995) in any geographic area and no more than 2% (2% in 1995) with any one borrower as of December 31, 1996.

         The Company had a significant reinsurance recoverable balance from one reinsurer as of December 31, 1996 and 1995. See note 6.

         The summary below depicts loans by remaining principal balance as of December 31, 1996 and 1995:

                                                                                             Apartment
                                                Office       Warehouse         Retail         & other           Total
                                              ------------  -------------   -------------   -------------   --------------
               1996:
                 East North Central             $139,518        119,069         549,064         215,038        1,022,689
                 East South Central               33,267         22,252         172,968          90,623          319,110
                 Mountain                         17,972         43,027         113,292          73,390          247,681
                 Middle Atlantic                 129,077         54,046         160,833          18,498          362,454
                 New England                      33,348         43,581         161,960               -          238,889
                 Pacific                         202,562        325,046         424,295         110,108        1,062,011
                 South Atlantic                  103,889        134,492         482,934         385,185        1,106,500
                 West North Central              126,467          2,441          75,180          40,529          244,617
                 West South Central              104,877        120,314         197,090         304,256          726,537
                                              -------------   -------------   -------------   --------------  ------------
                                                $890,977        864,268       2,337,616       1,237,627        5,330,488
                                              ============  =============   =============   =============
                    Less valuation allowances and unamortized discount                                            58,369
                                                                                                            --------------
                         Total mortgage loans on real estate, net                                             $5,272,119
                                                                                                            ==============


               1995:
                 East North Central             $138,965        101,925         514,995         175,213          931,098
                 East South Central               21,329         13,053         180,858          82,383          297,623
                 Mountain                              -         17,219         138,220          45,274          200,713
                 Middle Atlantic                 116,187         64,813         158,252          10,793          350,045
                 New England                       9,559         39,525         148,449               1          197,534
                 Pacific                         183,206        233,186         374,915         105,419          896,726
                 South Atlantic                  106,246         73,541         446,800         278,265          904,852
                 West North Central              133,899         14,205          78,065          36,651          262,820
                 West South Central               69,140         92,594         190,299         267,268          619,301
                                              ------------  ------------    -------------   -------------   --------------
                                                $778,531        650,061       2,230,853       1,001,267        4,660,712
                                              ============  =============   =============   =============
                    Less valuation allowances and unamortized discount                                            57,948
                                                                                                            --------------
                         Total mortgage loans on real estate, net                                             $4,602,764
                                                                                                            ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(10)     Pension Plan
         ------------

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

         Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

         Pension costs charged to operations by the Company during the years ended December 31, 1996, 1995 and 1994 were $7,381, $10,478 and
         $10,063, respectively.

         The Company's net accrued pension expense as of December 31, 1996 and 1995 was $1,075 and $1,392, respectively.

         The net periodic pension cost for the Nationwide Insurance Enterprise Retirement Plan as a whole for the year ended December 31, 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995 and 1994 follows:

                                                                        1996             1995              1994
                                                                   ---------------  ---------------   ---------------

              Service cost (benefits earned during the period)       $   75,466           64,524            64,740
              Interest cost on projected benefit obligation             105,511           95,283            73,951
              Actual return on plan assets                             (210,583)        (249,294)          (21,495)
              Net amortization and deferral                             101,795          143,353           (62,150)
                                                                   ---------------  ---------------   ---------------
                                                                     $   72,189           53,866            55,046
                                                                   ===============  ===============   ===============


         Basis for measurements, net periodic pension cost:

                                                                        1996             1995              1994
                                                                   ---------------  ---------------   ---------------

              Weighted average discount rate                           6.00%            7.50%             5.75%
              Rate of increase in future compensation levels           4.25%            6.25%             4.50%
              Expected long-term rate of return on plan assets         6.75%            8.75%             7.00%

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1996 and 1995 follows:

                                                                                1996              1995
                                                                           ---------------   ---------------
              Accumulated benefit obligation:
                 Vested                                                      $1,338,554         1,236,730
                 Nonvested                                                       11,149            26,503
                                                                           ---------------   ---------------
                                                                             $1,349,703         1,263,233
                                                                           ===============   ===============

              Net accrued pension expense:
                 Projected benefit obligation for services rendered to
                    date                                                     $1,847,828         1,780,616
                 Plan assets at fair value                                    1,947,933         1,738,004
                                                                           ---------------   ---------------
                    Plan assets in excess of (less than) projected benefit
                       obligation                                               100,105           (42,612)
                 Unrecognized prior service cost                                 37,870            42,845
                 Unrecognized net gains                                        (201,952)          (63,130)
                 Unrecognized net asset at transition                            37,158            41,305
                                                                           ---------------   ---------------
                                                                            $   (26,819)          (21,592)
                                                                           ===============   ===============

         Basis for measurements, funded status of plan:

                                                                                1996              1995
                                                                           ---------------   ---------------

              Weighted average discount rate                                   6.50%             6.00%
              Rate of increase in future compensation levels                   4.75%             4.25%

         Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and ELICW.

(11)     Postretirement Benefits Other Than Pensions
         -------------------------------------------

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation; however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1996 and 1995 was $34,884 and $33,537, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1996, 1995 and 1994 was $3,286, $3,132 and $4,284, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The amount of NPPBC for the plan as a whole for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                                                                        1996          1995          1994
                                                                                     -----------   -----------   -----------

             Service cost (benefits attributed to employee service during the year)   $  6,541         6,235         8,586
             Interest cost on accumulated postretirement benefit obligation             13,679        14,151        14,011
             Actual return on plan assets                                               (4,348)       (2,657)       (1,622)
             Amortization of unrecognized transition obligation of affiliates              173         2,966           568
             Net amortization and deferral                                               1,830        (1,619)        1,622
                                                                                     -----------   -----------   -----------
                                                                                       $17,875        19,076        23,165
                                                                                     ===========   ===========   ===========

         Information regarding the funded status of the plan as a whole as of December 31, 1996 and 1995 follows:

                                                                                             1996              1995
                                                                                        ---------------   ---------------
             Accrued postretirement benefit expense:
                Retirees                                                                  $   92,954            88,680
                Fully eligible, active plan participants                                      23,749            28,793
                Other active plan participants                                                83,986            90,375
                                                                                        ---------------   ---------------
                   Accumulated postretirement benefit obligation (APBO)                      200,689           207,848
                Plan assets at fair value                                                     63,044            54,325
                                                                                        ---------------   ---------------
                   Plan assets less than accumulated postretirement benefit obligation      (137,645)         (153,523)
                Unrecognized transition obligation of affiliates                               1,654             1,827
                Unrecognized net gains                                                       (23,225)           (1,038)
                                                                                        ---------------   ---------------
                                                                                           $(159,216)         (152,734)
                                                                                        ===============   ===============

         Actuarial assumptions used for the measurement of the APBO as of December 31, 1996 and 1995 and the NPPBC for 1996, 1995 and 1994 were as follows:

                                                      1996          1996         1995         1995         1994
                                                      APBO         NPPBC         APBO        NPPBC         NPPBC
                                                   ------------  -----------  -----------  -----------  ------------

             Discount rate                            7.25%         6.65%        6.75%        8.00%        7.00%
             Long-term rate of return on plan
                 assets, net of tax                     -           4.80%         -           8.00%         N/A
             Assumed health care cost trend rate:
                 Initial rate                        11.00%        11.00%       11.00%       10.00%       12.00%
                 Ultimate rate                        6.00%         6.00%        6.00%        6.00%        6.00%
                 Uniform declining period           12 Years      12 Years     12 Years     12 Years     12 Years


         The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1996 by $701 and the NPPBC for the year ended December 31, 1996 by $83.

(12) Shareholder's Equity, Regulatory Risk-Based Capital, Retained Earnings and Dividend Restrictions
         ---------------------------------------------------------------------

         Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and each of its insurance company subsidiaries exceed the minimum risk-based capital requirements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The statutory capital shares and surplus of NLIC as of December 31, 1996, 1995 and 1994 was $1,000,647, $1,363,031 and $1,262,861,
         respectively. The statutory net income of NLIC for the years ended December 31, 1996, 1995 and 1994 was $73,218, $86,529 and $76,532,
         respectively.

         NLIC is limited in the amount of shareholder dividends it may pay without prior approval by the Department of Insurance of the State of Ohio (the Department). NLIC's dividend of the outstanding shares of common stock of certain companies which was declared on September 24, 1996 and the anticipated $850,000 dividend (as discussed in note 1) are deemed extraordinary under Ohio insurance laws. As a result of such dividends, any dividend paid by NLIC during the 12-month period immediately following the $850,000 dividend would also be an extraordinary dividend under Ohio insurance laws. Accordingly, no such dividend could be paid without prior regulatory approval.

         In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its stockholder.

         The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and stockholder dividends in the future.

(13)     Transactions With Affiliates
         ----------------------------

         The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1996, 1995 and 1994, the Company made lease payments to NMIC and its subsidiaries of $9,065, $8,986 and $8,133, respectively.

         Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $101,584, $107,112, and $100,601 in 1996,
         1995 and 1994, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the intercompany agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $15,111 and $1,186 as of December 31, 1996 and 1995, respectively.

         The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1996 and 1995 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Intercompany reinsurance contracts exist between NLIC and, respectively NMIC and ELICW whereby all of NLIC's accident and health and group life insurance business is ceded on a modified coinsurance basis. NLIC entered into the reinsurance agreements during 1996 because the accident and health and group life insurance business was unrelated to NLIC's long-term savings and retirement products. Accordingly, the accident and health and group life insurance business has been accounted for as discontinued operations for all periods presented. Under modified coinsurance agreements, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of NLIC's agreements, the investment risk associated with changes in interest rates is borne by NMIC or ELICW, as the case may be. Risk of asset default is retained by NLIC, although a fee is paid by NMIC or ELICW, as the case may be, to NLIC for the NLIC's retention of such risk. The agreements will remain in force until all policy obligations are settled. However, with respect to the agreement between NLIC and NMIC, either party may terminate the contract on January 1 of any year with prior notice. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. NLIC believes that the terms of the modified coinsurance agreements are consistent in all material respects with what NLIC could have obtained with unaffiliated parties.

         Amounts ceded to ELICW in 1996 are included in ELICW's results of operations for 1996 which, combined with the results of WCLIC and NCC, are summarized in note 2. Amounts ceded to ELICW in 1996 include premiums of $224,224, net investment income and other revenue of $14,833, and benefits, claims and other expenses of $246,641. Amounts ceded to NMIC in 1996 include premiums of $97,331, net investment income of $10,890, and benefits, claims and other expenses of $100,476.

         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $4,789 and $9,654 as of December 31, 1996 and 1995, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

         On April, 5 1996, Nationwide Corp. contributed all of the outstanding shares, with shareholder equity value of $30, of NISC to NLIC. NLIC contributed an additional $500 to NISC on August 30, 1996.

         On March 1, 1995, Nationwide Corp. contributed all of the outstanding shares of common stock of Farmland Life Insurance Company (Farmland) to NLIC. Farmland merged into WCLIC effective June 30, 1995. The contribution resulted in a direct increase to consolidated shareholder's equity of $46,918. As discussed in note 2, WCLIC is accounted for as discontinued operations.

         Effective December 31, 1994, NLIC purchased all of the outstanding shares of common stock of ELICW from Wausau Service Corporation (WSC) for $155,000. NLIC transferred fixed maturity securities and cash with a fair value of $155,000 to WSC on December 28, 1994, which resulted in a realized loss of $19,239 on the disposition of the securities. The purchase price approximated both the historical cost basis and fair value of net assets of ELICW. ELICW has and will continue to share home office, other facilities, equipment and common management and administrative services with WSC. As discussed in note 2, ELICW is accounted for as discontinued operations.

         Certain annuity products are sold through three affiliated companies which are also subsidiaries of Nationwide Corp. Total commissions and fees paid to these affiliates for the years ended December 31, 1996, 1995 and 1994 were $76,922, $57,280 and $50,168, respectively.

(14)     Bank Lines of Credit
         --------------------

         In August 1996, NLIC, along with NMIC, established a $600,000 revolving credit facility which provides for a $600,000 loan over a five year term on a fully revolving basis with a group of national financial institutions. The credit facility provides for several and not joint liability with respect to any amount drawn by either NLIC or NMIC. NLIC and NMIC pay facility and usage fees to the financial institutions to maintain the revolving credit facility. All previously existing line of credit agreements were canceled.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(15)     Contingencies
         -------------

         The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(16)     Segment Information
         -------------------

         The Company has three primary segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by the Company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses, investment management fees and other revenue earned from mutual funds, other than the portion allocated to the variable annuities and life insurance segments, are reported in the Corporate and Other segment.

         During 1996, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

         The following table summarizes the revenues and income from continuing operations before federal income tax expense for the years ended December 31, 1996, 1995 and 1994 and assets as of December 31, 1996, 1995 and 1994, by business segment.

                                                                              1996              1995              1994
                                                                        -----------------  ---------------   ---------------
              Revenues:
                   Variable Annuities                                      $    284,638          189,071           132,687
                   Fixed Annuities                                            1,092,566        1,051,970           939,868
                   Life Insurance                                               435,657          409,135           383,150
                   Corporate and Other                                          179,977          148,475           143,794
                                                                        -----------------  ---------------   ---------------
                                                                           $  1,992,838        1,798,651         1,599,499
                                                                        =================  ===============   ===============

              Income from continuing operations before federal income tax expense:
                   Variable Annuities                                            90,244           50,837            24,574
                   Fixed Annuities                                              135,405          137,000           138,950
                   Life Insurance                                                67,242           67,590            53,046
                   Corporate and Other                                           22,606           32,145            25,288
                                                                        -----------------  ---------------   ---------------
                                                                          $     315,497          287,572           241,858
                                                                        =================  ===============   ===============

              Assets:

                   Variable Annuities                                        25,069,725       17,333,039        11,146,465
                   Fixed Annuities                                           13,994,715       13,250,359        11,668,973
                   Life Insurance                                             3,353,286        3,027,420         2,752,283
                   Corporate and Other                                        5,348,520        4,896,815         3,678,303
                                                                        -----------------  ---------------   ---------------
                                                                            $47,766,246       38,507,633        29,246,024
                                                                        =================  ===============   ===============

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement to Form S-6 Registration Statement comprises the following papers and documents:


The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 78 pages.


Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:



1.     Power of Attorney                                         Incorporated within the Resolution of the Depositor's Board of
                                                                 Directors. See Exhibit 2.

2.     Resolution  of  the  Depositor's  Board  of  Directors    Attached hereto.
       authorizing  the   establishment  of  the  Registrant,
       adopted

3.     Distribution Contracts                                    Filed previously in connection with SEC File No.
                                                                 333-27133 and is hereby incorporated herein by.
                                                                 reference

4.     Form of Security                                          Attached hereto.

5.     Articles of Incorporation of Depositor                    Filed previously in connection with SEC File No.
                                                                 333-27133 and is hereby incorporated herein by.
                                                                 reference

6.     Application form of Security                              To be filed via Pre-Effective Amendment.

7.     Opinion of Counsel                                        Attached hereto.


REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the Policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                              ACCOUNTANTS' CONSENT


The Board of Directors of Nationwide Life Insurance Company:


We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Prospectus.


                                                           KPMG Peat Marwick LLP

Columbus, Ohio

July 21, 1997

                                   SIGNATURES


     As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-4, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 21st day of July, 1997.





                                    NATIONWIDE VLI SEPARATE ACCOUNT-4
                                               (Registrant)
(Seal)                              NATIONWIDE LIFE INSURANCE COMPANY
Attest:                                          (Depositor)

W. SIDNEY DRUEN                     By:       Harvey S. Galloway, Jr. -
W. Sidney Druen                               Senior President - Chief Actuary
Assistant Secretary                           Life, Health and Annuities



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 21st day of July, 1997.



          SIGNATURE                          TITLE
LEWIS J. ALPHIN                             Director
-----------------------------
Lewis J. Alphin
KEITH W. ECKEL                              Director
-----------------------------
Keith W. Eckel
WILLARD J. ENGEL                            Director
-----------------------------
Willard J. Engel
FRED C. FINNEY                              Director
-----------------------------
Fred C. Finney
CHARLES L. FUELLGRAF, JR.                   Director
-----------------------------
Charles L. Fuellgraf, Jr.
JOSEPH J. GASPER                   President/Chief Operating Officer and Director
-----------------------------
Joseph J. Gasper
HENRY S. HOLLOWAY                     Chairman of the Board and Director
 ----------------------------
Henry S. Holloway

DIMON R. MCFERSON                Chairman and Chief Executive Officer - Nationwide Insurance
-----------------------------                  Enterprise and Director
Dimon R. McFerson
DAVID O. MILLER                             Director
-----------------------------
David O. Miller
C. RAY NOECKER                              Director
-----------------------------
C. Ray Noecker
ROBERT A. OAKLEY                  Executive Vice President-Chief Financial Officer
-----------------------------

Robert A. Oakley
JAMES F. PATTERSON                          Director                           By/s/JOSEPH P. RATH
-----------------------------                                       ------------------------------------------
James F. Patterson                                                              Harvey S. Galloway, Jr.
ARDEN L. SHISLER                            Director                           Attorney-in-Fact
-----------------------------
Arden L. Shisler
ROBERT L. STEWART                           Director
-----------------------------
Robert L. Stewart
NANCY C. THOMAS                             Director
-----------------------------
Nancy C. Thomas
HAROLD W. WEIHL                             Director
-----------------------------
Harold W. Weihl